UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of March, 2019
Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒           Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: March 13, 2019	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

Intertape Polymer Group Inc.
Management’s Discussion and Analysis
This Management’s Discussion and Analysis ("MD&A") is intended to provide the reader with a better understanding of the business, strategy and performance of Intertape Polymer Group Inc. (the "Company"), as well as how it manages certain risks and capital resources. This MD&A, which has been prepared as of March 12, 2019, should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto as of December 31, 2018 and 2017 and for the three-year period ended December 31, 2018 ("Financial Statements"). It should also be read together with the text below on forward-looking statements in the Section entitled "Forward-Looking Statements."
For the purposes of preparing this MD&A, the Company considers the materiality of information. Information is considered material if the Company believes at the time of preparing this MD&A that: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of the common shares of the Company; (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; and/or (iii) it would significantly alter the total mix of information available to investors. The Company evaluates materiality with reference to all relevant circumstances, including potential market sensitivity.
Except where otherwise indicated, all financial information presented in this MD&A, including tabular amounts, is prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS" or "GAAP") and is expressed in US dollars. Variance, ratio and percentage changes in this MD&A are based on unrounded numbers.
Financial Highlights
(In millions of US dollars, except per share amounts, selected ratios, and trading volume information)
(Unaudited)

	2018	2017	2016
	$	$	$
Operations
Revenue	1,053.0	898.1	808.8
Gross margin (1)	20.8%	22.4%	23.7%
Net earnings attributable to Company shareholders (2)	46.8	64.2	51.1
Adjusted net earnings (3)	62.2	63.7	61.6
Adjusted EBITDA (3)	140.9	129.6	122.0
Cash flows from operating activities	90.8	92.1	108.1
Free cash flows (3)	15.0	6.8	58.2
Capital expenditures (4)	75.8	85.3	50.0
Effective tax rate (5)	17.4%	16.9%	27.7%
Per Common Share
IPG Net Earnings - diluted	0.79	1.08	0.85
Adjusted earnings - diluted (3)	1.05	1.07	1.02
Dividend paid per share (6)	0.56	0.56	0.53

	2018	2017	2016
	$	$	$
Financial Position
Working capital (7)	186.5	135.3	130.6
Total assets	1,004.8	715.9	580.6
Net debt (8)	481.3	270.4	158.9
Total equity attributable to Company shareholders	249.8	248.1	236.5
Cash and loan availability (9)	393.9	186.6	158.2
Selected Ratios
Current Ratio (10)	2.06	1.94	2.17
Secured Leverage Ratio (3) (11)	1.62	2.09	1.30
Total Leverage Ratio (3) (12)	3.30	2.09	1.30
Return on equity (13)	25.0%	26.3%	27.2%
Stock Information
Weighted average shares outstanding - diluted (14)	59,084	59,588	60,369
Shares outstanding as of December 31 (14)	58,650	58,800	59,060
The Toronto Stock Exchange (CDN$)
Share price as of December 31	16.92	21.49	25.18
High: 52 weeks	22.84	25.41	25.74
Low: 52 weeks	14.60	17.49	15.46

(1)     Gross profit divided by revenue.
(2)     Net earnings attributable to Company shareholders ("IPG Net Earnings").

(3)
These are non-GAAP financial measures defined below and accompanied by a reconciliation to the most directly comparable GAAP financial measure. Refer to the section below entitled "Non-GAAP Financial Measures."

(4)    Purchases of property, plant and equipment.
(5)     Refer to the section below entitled "Income Taxes" and Note 5 – Income Taxes to the Company’s Financial Statements.
(6)     Dividends paid divided by weighted average basic shares outstanding.
(7)     Current assets less current liabilities.
(8)     Borrowings, current and non-current, less cash.
(9)     Refer to the section below entitled "Liquidity and Borrowings".
(10)     Current assets divided by current liabilities.

(11)
Secured borrowings less cash, divided by adjusted EBITDA. Secured borrowings are borrowings, current and non-current, less Senior Unsecured Notes (defined later in this document). Adjusted EBITDA for the twelve months ending December 31, 2018 used in this calculation includes pre-acquisition results for Polyair (defined later in this document) conformed to the Company's current definition of Adjusted EBITDA, which is not normalized for Polyair's expected run-rate results.

(12)
Net debt, divided by adjusted EBITDA. Adjusted EBITDA for the twelve months ending December 31, 2018 used in this calculation includes pre-acquisition results for Polyair conformed to the Company's current definition of Adjusted EBITDA, which is not normalized for Polyair's expected run-rate results.

(13)    Adjusted net earnings divided by average total equity attributable to Company shareholders.
(14)    In thousands.

2018 Share Prices

	High	Low	Close	ADV (1)
The Toronto Stock Exchange (CDN$)
Q1	22.84	19.71	20.71	179,475
Q2	20.74	17.61	18.07	126,106
Q3	19.47	16.63	19.17	180,097
Q4	19.36	14.60	16.92	191,524

(1)	Represents average daily volume sourced from the Toronto Stock Exchange.

Consolidated Quarterly Statements of Earnings
(In thousands of US dollars, except share and per share amounts)
(Unaudited)

	1st Quarter			2nd Quarter
	2018	2017	2016	2018	2017	2016
	$	$	$	$	$	$
Revenue	237,229	207,120	190,816	249,072	210,158	201,517
Cost of sales	186,777	157,980	149,720	194,625	162,783	149,715
Gross profit	50,452	49,140	41,096	54,447	47,375	51,802
Gross margin	21.3%	23.7%	21.5%	21.9%	22.5%	25.7%
Selling, general and administrative expenses	29,123	25,974	23,384	27,653	28,717	26,282
Research expenses	3,221	2,978	2,542	3,233	2,643	2,734
	32,344	28,952	25,926	30,886	31,360	29,016
Operating profit before manufacturing facility closures, restructuring and other related charges (recoveries)	18,108	20,188	15,170	23,561	16,015	22,786
Manufacturing facility closures, restructuring and other related charges (recoveries)	107	267	1,733	(407)	410	2,090
Operating profit	18,001	19,921	13,437	23,968	15,605	20,696
Finance costs (income)
Interest	2,462	1,148	982	3,945	1,283	1,022
Other expense (income), net	1,125	428	(91)	1,328	274	411
	3,587	1,576	891	5,273	1,557	1,433
Earnings before income tax expense	14,414	18,345	12,546	18,695	14,048	19,263
Income tax expense
Current	988	2,693	2,076	765	2,753	3,197
Deferred	2,132	2,219	940	2,901	1,222	2,408
	3,120	4,912	3,016	3,666	3,975	5,605
Net earnings	11,294	13,433	9,530	15,029	10,073	13,658
Net earnings (loss) attributable to:
Company shareholders	11,359	13,462	9,530	15,097	10,199	13,658
Non-controlling interest	(65)	(29)	—	(68)	(126)	—
	11,294	13,433	9,530	15,029	10,073	13,658
IPG Net Earnings per share
Basic	0.19	0.23	0.16	0.26	0.17	0.23
Diluted	0.19	0.22	0.16	0.26	0.17	0.22
Weighted average number of common shares outstanding
Basic	58,801,327	59,134,017	58,655,667	58,811,586	59,153,920	58,657,691
Diluted	59,146,693	60,202,147	60,035,667	59,103,899	59,557,443	60,834,393

Consolidated Quarterly Statements of Earnings
(In thousands of US dollars, except share and per share amounts)
(Unaudited)

	3rd Quarter			4th Quarter
	2018	2017	2016	2018	2017	2016
	$	$	$	$	$	$
Revenue	279,062	243,444	206,559	287,656	237,404	209,909
Cost of sales	221,719	192,575	161,705	231,015	183,381	156,174
Gross profit	57,343	50,869	44,854	56,641	54,023	53,735
Gross margin	20.5%	20.9%	21.7%	19.7%	22.8%	25.6%
Selling, general and administrative expenses	34,230	18,776	27,338	31,460	34,125	25,576
Research expenses	2,926	3,091	2,287	2,644	2,889	3,227
	37,156	21,867	29,625	34,104	37,014	28,803
Operating profit before manufacturing facility closures, restructuring and other related charges (recoveries)	20,187	29,002	15,229	22,537	17,009	24,932
Manufacturing facility closures, restructuring and other related charges (recoveries)	5,777	216	6,329	1,583	466	(7,744)
Operating profit	14,410	28,786	8,900	20,954	16,543	32,676
Finance costs (income)
Interest	3,952	2,290	1,158	6,713	2,525	1,236
Other expense (income), net	(1,497)	593	270	2,854	(4,693)	15
	2,455	2,883	1,428	9,567	(2,168)	1,251
Earnings before income tax expense (benefit)	11,955	25,903	7,472	11,387	18,711	31,425
Income tax expense (benefit)
Current	(496)	2,253	30	(323)	(1,064)	3,454
Deferred	2,742	4,378	1,192	1,093	(1,405)	6,272
	2,246	6,631	1,222	770	(2,469)	9,726
Net earnings	9,709	19,272	6,250	10,617	21,180	21,699
Net earnings (loss) attributable to:
Company shareholders	9,663	19,244	6,250	10,634	21,319	21,682
Non-controlling interests	46	28	—	(17)	(139)	17
	9,709	19,272	6,250	10,617	21,180	21,699
IPG Net Earnings per share
Basic	0.16	0.33	0.11	0.18	0.36	0.37
Diluted	0.16	0.32	0.10	0.18	0.36	0.36
Weighted average number of common shares outstanding
Basic	58,817,410	59,171,255	58,696,647	58,831,432	58,831,518	58,899,366
Diluted	59,081,293	59,527,823	60,870,914	59,055,824	59,154,509	60,746,886

Overview
The Company develops, manufactures and sells a variety of paper-and-film based pressure sensitive and water-activated tapes, polyethylene and specialized polyolefin films, protective packaging, engineered coated products and complementary packaging systems for industrial and retail use. The Company provides packaging and protective solutions for industrial markets in North America, Europe and other geographies.
The Company’s products primarily consist of carton sealing tapes, including pressure-sensitive and water-activated tapes; packaging equipment; industrial and performance specialty tapes including masking, duct, electrical, foil, process indicator, sheathing, sports and reinforced filament tapes; protective packaging solutions including inflatable systems, mailer products, bubble cushioning, paper void fill, thermal solutions and protective foam roll stock; stencil products; shrink film; stretch wrap; lumber wrap, structure fabrics, geomembrane fabrics; and non-manufactured flexible intermediate bulk containers. Most of the Company’s products are made from similar processes. A vast majority of the Company’s products, while brought to market through various distribution channels, generally have similar economic characteristics.
The Company has assembled a broad range of products by leveraging its manufacturing technologies, research and development capabilities, global sourcing expertise and strategic acquisitions. Over the years, the Company has made a number of strategic acquisitions intended to offer a broader range of products to better serve its markets. The Company’s extensive product line permits the Company to offer tailored solutions to a wide range of end-markets including food processing, general manufacturing, fulfillment, transportation, building and construction, consumer, oil and gas, agriculture, aerospace, appliance, sports and entertainment, marine, composites military and medical applications.
The Company's holistic combination of products positions it to serve the market with a broad and comprehensive range of packaging, protective and industrial product solutions. The Company believes that its broad and unique product bundle is a key competitive advantage. The portfolio of products is valuable to the Company’s customers as it contributes to the flexibility of our distributor partners by allowing them to offer a solutions-oriented approach to address specific end user needs, creates operating efficiencies and lowers operating costs. Management believes this flexibility is unique to the Company and differentiates the Company from competitors.
The Company reported a 17.2% increase in revenue for the year ended December 31, 2018 as compared to the year ended December 31, 2017 and a 21.2% increase in revenue for the fourth quarter of 2018 as compared to the fourth quarter of 2017. The increase in revenue for the year ended December 31, 2018 compared to the year ended December 31, 2017 was primarily due to additional revenue from the Cantech (1), Polyair (2), and Airtrax (3) acquisitions and an increase in average selling price, including the impact of product mix. The increase in revenue for the fourth quarter of 2018 compared to the fourth quarter of 2017 was primarily due to additional revenue from the Polyair and Airtrax acquisitions, an increase in average selling price, including the impact of product mix, and an increase in sales volume.
Gross margin decreased to 20.8% in the year ended December 31, 2018 as compared to 22.4% in 2017. Gross margin decreased primarily due to the dilutive gross margins of the Cantech and Polyair acquisitions, unfavourable product mix, and an increase in medical costs. These unfavourable items were partially offset by a decrease in certain plant-related operating costs.
Gross margin decreased to 19.7% in the fourth quarter of 2018 compared to 22.8% in the fourth quarter of 2017 primarily due to an unfavourable product mix and the dilutive gross margins of the Polyair and Airtrax acquisitions. These unfavourable items were partially offset by a decrease in certain plant-related operating costs.
Net earnings attributable to Company shareholders ("IPG Net Earnings") for the year ended December 31, 2018 decreased to $46.8 million ($0.79 basic and diluted IPG Net Earnings per share) from $64.2 million ($1.09 basic IPG Net Earnings per share and $1.08 diluted IPG Net Earnings per share) for the year ended December 31, 2017. The decrease was primarily due to (i) an increase in selling, general and administrative expenses ("SG&A") mainly due to additional SG&A from the Polyair, Cantech and Airtrax acquisitions, (ii) an increase in interest expense resulting from higher average debt outstanding and higher average cost of debt, including the impact of the Senior Unsecured Notes (defined and discussed later in this document), (iii) foreign exchange losses in 2018 and (iv) an increase in manufacturing facility closures, restructuring and other related charges mainly related to non-cash impairment charges from the closure of the Johnson City, Tennessee manufacturing facility. These unfavourable impacts were partially offset by an increase in gross profit.
IPG Net Earnings for the fourth quarter of 2018 totalled $10.6 million ($0.18 basic and diluted IPG Net Earnings per share) compared to $21.3 million ($0.36 basic and diluted IPG Net Earnings per share) for the fourth quarter of 2017. The decrease was primarily due to (i) foreign exchange losses in the fourth quarter of 2018, (ii) an increase in interest expense and (iii) an increase in income tax expense mainly from the non-recurrence of a favourable adjustment in the fourth quarter of 2017, partially offset by the lower US corporate tax rate effective in 2018 both related to new US tax reform legislation. These unfavourable impacts were partially offset by a decrease in SG&A mainly due to the decrease in the fair value of cash-settled share-based compensation, and an increase in gross profit.
Adjusted net earnings (4) decreased to $62.2 million for the year ended December 31, 2018 from $63.7 million for the year ended December 31, 2017. The decrease was primarily due to (i) an increase in interest expense, (ii) foreign exchange losses in 2018, and (iii) an increase in SG&A mainly due to an increase in employee-related costs to support growth initiatives and variable compensation expense. These unfavourable impacts were partially offset by (i) a decrease in income tax expense mainly due to the lower US corporate tax rate provided under tax reform legislation, and (ii) an increase in gross profit.
Adjusted net earnings decreased to $14.2 million for the fourth quarter of 2018 from $17.9 million for the fourth quarter of 2017. The decrease was primarily due to foreign exchange losses in the fourth quarter of 2018 and an increase in interest expense, partially offset by a decrease in income tax expense.
Adjusted EBITDA (4) increased to $140.9 million for the year ended December 31, 2018 from $129.6 million for the year ended December 31, 2017. The increase was primarily due to adjusted EBITDA contributed by the Polyair and Cantech acquisitions and organic growth in gross profit. These increases were partially offset by an increase in SG&A and the non-recurrence of insurance proceeds related to the South Carolina Flood ("Insurance Proceeds") (5) of $2.1 million recorded in 2017.
Adjusted EBITDA increased to $38.5 million for the fourth quarter of 2018 from $35.7 million for the fourth quarter of 2017. The increase was primarily due to adjusted EBITDA contributed by the Polyair Acquisition and a decrease in SG&A mainly due to a decrease in employee-related costs related to discretionary employee benefit contributions, partially offset by a decrease in gross profit.

(1)
"Cantech" refers to the acquisition by the Company of substantially all of the assets and assumption of certain liabilities of Canadian Technical Tape Ltd. (doing business as "Cantech"), which includes the shares of Cantech Industries Inc., Cantech's US subsidiary, on July 1, 2017.

(2)
"Polyair" refers to the acquisition by the Company of 100% of the outstanding equity in Polyair Inter Pack, Inc. ("Polyair") on August 3, 2018. Refer to the section below entitled "Polyair Acquisition" for more information regarding this transaction.

(3)
"Airtrax" refers to the acquisition by the Company of substantially all of the assets and assumption of certain liabilities of Airtrax Polymers Private Limited (doing business as "Airtrax") on May 11, 2018 as part of a larger transaction involving Capstone Polyweave Private Limited (doing business as “Capstone”) and its minority shareholders. Refer to the section below entitled "Airtrax Acquisition Through Capstone" for more information regarding this transaction.

(4)	Non-GAAP financial measure. For definitions and reconciliations of non-GAAP financial measures to their most directly comparable GAAP financial measures, see “Non-GAAP Financial Measures” below.

(5)
"South Carolina Flood" refers to significant rainfall and subsequent severe flooding on October 4, 2015 that resulted in considerable damage to and the permanent closure of the Columbia, South Carolina manufacturing facility eight to nine months in advance of its planned shutdown. "Insurance Proceeds" refers to insurance claim settlement proceeds totalling $29.5 million, net of a $0.5 million deductible, covering most of the claimed losses associated with the South Carolina Flood. The Company recorded proceeds as a benefit in manufacturing facility closures, restructuring and other related charges totalling $5.0 million, $0.5 million and $9.3 million in the fourth quarter of 2015, second and fourth quarters of 2016, respectively, and as a benefit in cost of sales totalling $4.5 million, $8.1 million, and $2.1 million in the second and fourth quarters of 2016 and the first quarter of 2017, respectively.

Other Highlights
Dividend Declaration
On March 12, 2019, the Board of Directors declared a dividend of $0.14 per common share payable on March 29, 2019 to shareholders of record at the close of business on March 22, 2019.

Midland, North Carolina Manufacturing Facility
In February 2019, the Company successfully commissioned its second water-activated tape line at the Midland, North Carolina manufacturing facility. The second production line is operating as planned in terms of timeline and is in line with expected capital expenditures which totalled $8.0 million in 2018 ($13.4 million since inception). This expansion doubles the water-activated tape production capacity at the facility and supports growth in the e-commerce industry. The Company completed construction of the Midland manufacturing facility in 2017 and commissioned the first production line in the third quarter of 2017 for total invested capital of approximately $48 million. The first production line is operating at capacity so the second production line provides new capacity for anticipated growth.
Cantech Integration Synergies
In the third quarter of 2018, the Company announced that it would close the Johnson City, Tennessee manufacturing facility to further expand on operational synergies gained from the Cantech Acquisition. As of December 31, 2018, the Johnson City, Tennessee manufacturing facility, which primarily produces carton sealing tape, had transferred substantially all of its production to other existing manufacturing facilities. The Company estimates these changes will generate additional annual cost savings of between $1.5 and $2.0 million by reducing its manufacturing overhead footprint while simultaneously improving machine utilization in its existing plants. As a result, total annual synergies gained from the Cantech Acquisition are expected to be between $3.5 and $6.0 million by the end of 2019.
During the year ended December 31, 2018, the Company recorded closure charges of $7.2 million mainly related to non-cash impairments of property, plant and equipment and inventory as well as termination benefits and other labor related costs incurred a result of the Johnson City, Tennessee manufacturing facility closure. Total estimated cash costs of approximately $1.4 million remain and are expected to be incurred over the course of 2019 and 2020 as it relates to the closure and post-closure activities.
New Credit Facility
On June 14, 2018, the Company entered into a new five-year $600.0 million credit facility ("2018 Credit Facility") pursuant to a credit agreement with a syndicated lending group, refinancing and replacing the Company's previous $450.0 million credit facility that was due to mature in November 2019 ("2014 Revolving Credit Facility"). The 2018 Credit Facility consists of a $400.0 million revolving credit facility (“2018 Revolving Credit Facility”) and a $200.0 million term loan (“2018 Term Loan”). The 2018 Term Loan amortizes $65.0 million until March 2023 ($5.0 million in 2018, $10.0 million in 2019, $12.5 million in 2020, $15.0 million in 2021, $17.5 million in 2022, and $5.0 million in 2023), and the remaining balance of the 2018 Credit Facility is due upon maturity in June 2023. The 2018 Credit Facility also includes an incremental accordion feature of $200.0 million, which enables the Company to increase the limit of this facility (subject to the credit agreement's terms and lender approval) if needed. The 2018 Credit Facility matures on June 14, 2023 and bears an interest rate based, at the Company’s option, on the London Inter-bank Offered Rate, the Federal Funds Rate, or Bank of America’s prime rate, plus a spread varying between 25 and 250 basis points depending on the debt instrument's benchmark interest rate and the consolidated secured net leverage ratio (250 basis points as of December 31, 2018). The 2018 Credit Facility provides a more favourable covenant structure and increased flexibility to the Company as compared to the 2014 Revolving Credit Facility. The 2018 Credit Facility refinanced a majority portion of the Company's existing debt and is expected to finance capital expenditures, business acquisitions, dividends, working capital, share repurchases and other general corporate activities.
Senior Unsecured Notes
On October 15, 2018, the Company completed the private placement of $250 million aggregate principal amount of 7% senior unsecured notes due October 15, 2026 ("Senior Unsecured Notes"). The net proceeds to the Company, after deducting underwriting discounts and estimated expenses, was $244.9 million. The Company used the net proceeds to repay a portion of the borrowings outstanding under the 2018 Credit Facility and to pay related fees and expenses, as well as for general corporate purposes. The Company believes the Senior Unsecured Notes provide optimal flexibility to allocate capital to the business at a historically attractive fixed interest rate.
Maiweave Acquisition
On December 17, 2018, the Company acquired substantially all of the operating assets of Maiweave LLC (“Maiweave”) for total cash consideration of $20.8 million (the "Maiweave Acquisition"). The Company funded the acquisition with funds available under the Company’s 2018 Credit Facility.

Maiweave is based in Springfield, Ohio and is an integrated US manufacturer of engineered coated polyolefin fabrics that employs approximately 75 team-members at two manufacturing facilities strategically located to service key US markets. Its products are used in applications such as grain and salt pile covers, pit and pond liners, shelter fabrics, outdoor media, and lumber mill packaging.
This acquisition strengthens the Company's product bundle, provides additional scale to support growing demand in woven products, and adds capacity that is in close proximity to growing markets. The Company’s woven products represent approximately 14% of the Company’s expected pro forma revenue in 2018 after adjusting for the impact of this acquisition. Maiweave is also expected to provide the Company with the ability to leverage its new woven manufacturing facility in India. Refer to the section below entitled "Airtrax Acquisition Through Capstone" for more information regarding this facility.
The Company estimates Maiweave generated approximately $25 million of revenue and approximately $2.5 million of adjusted EBITDA in the twelve months ending December 31, 2018, based on historical performance. The Company expects the acquisition will be accretive to earnings in 2019 excluding advisory fees and other costs associated with mergers and acquisitions activity, including due diligence, integration and certain non-cash purchase price accounting adjustments ("M&A Costs"). The Company expects annualized run-rate synergies of approximately $1 million in adjusted EBITDA by the second half of 2020. Based on the acquisition price and the expected synergies, the post-transaction valuation multiple is expected to be approximately five times adjusted EBITDA.
The Maiweave Acquisition had no impact on the Company's consolidated earnings during the year ended December 31, 2018.
Polyair Acquisition
On August 3, 2018, pursuant to a purchase agreement dated July 17, 2018, the Company acquired 100% of the outstanding equity in Polyair for a total net cash consideration of $145.0 million. The Company funded the acquisition with funds available under the Company’s 2018 Credit Facility.
Polyair is in the protective packaging business with seven manufacturing facilities and a distribution center in North America. Polyair's primary products consist of bubble cushioning, foam, mailers and air pillow systems, which are complementary to the Company’s product offering. The acquisition will further strengthen the Company’s product bundle and bring immediate and additional scale in protective packaging solutions. With the diverse set of customers between the Company and Polyair, this enhanced product bundle should facilitate significant cross-selling opportunities as both companies currently sell products through similar distribution and end user customer channels. Specifically, both companies have been focused on the e-commerce segment as a growth engine, which is expected to be leveraged even further with this combination. In addition to these revenue synergies, the Company expects to benefit from certain operational cost synergies.
The Company estimates that, on a pro forma basis and after making normalization adjustments, Polyair generated approximately $132 million of revenue and approximately $13 million in adjusted EBITDA in the twelve months ended December 31, 2018, and that it will be accretive to the Company's earnings in 2019, excluding M&A Costs. Integration costs are expected to be approximately $3 to $4 million in total with the majority expected to be recognized during 2019 and 2020. The Company estimates Polyair will generate approximately $20 to $22 million annually in adjusted EBITDA by 2021, which includes both revenue and cost synergies and organic growth driven primarily by the e-commerce business channel. Based on the acquisition price and the expected synergies, the post-transaction valuation multiple is expected to be approximately seven times adjusted EBITDA.
The impact of the Polyair Acquisition on the Company's consolidated earnings, including the impact of purchase accounting, was as follows (in millions of US dollars):

	Three months ended	August 3, 2018 through
	December 31, 2018	December 31, 2018
	$	$
Revenue	35.0	55.5
Net earnings (loss)	0.3	(0.7)

Airtrax Acquisition Through Capstone
On May 11, 2018, the Company acquired substantially all of the assets and assumed certain liabilities of Airtrax as part of a larger transaction involving Capstone and its minority shareholders. As part of the agreement, the minority shareholders of Capstone contributed in kind certain assets and liabilities valued at $13.4 million and formerly attributed to Airtrax’s woven product manufacturing operations in exchange for newly-issued shares of Capstone. On August 10, 2018, the Company acquired additional existing and newly-issued shares of Capstone in exchange for $3.6 million in cash as part of the same overall transaction. As a result of this purchase, the Company now has a controlling 55% ownership stake in Capstone with the minority shareholders of Capstone owning 45%. This now concludes the set-up of the intended ownership structure of the Capstone partnership.
Airtrax manufactures and sells woven products used in various applications, including in the building and construction industry. Under the new arrangement, the Company now controls a fully-operative woven manufacturing facility in Chopanki, India and is continuing to partner with the minority shareholders of Capstone in serving the transferred Airtrax customers while realizing savings from a low-cost manufacturing facility that is expected to support future revenue growth in woven products.
Alongside the acquired operations of Airtrax, the new greenfield manufacturing facility in Karoli, India ("Capstone Greenfield Project") is expected to bring even further capacity to Capstone in its ability to produce woven products primarily for the Company’s global distribution. The Capstone Greenfield Project is progressing on time and on budget, with commercial operations still expected to commence in the first half of 2019. The Company continues to expect an after-tax internal rate of return of at least 15% on this project.
The impact of the Airtrax Acquisition on the Company's consolidated earnings, including the impact of purchase accounting, was as follows (in millions of US dollars):

	Three months ended	May 11, 2018 through
	December 31, 2018	December 31, 2018
	$	$
Revenue	2.0	4.7
Net earnings	0.1	0.1

Powerband Acquisition
On November 16, 2018, the Company closed on its previously exercised call option to acquire the outstanding 26% interest in Powerband Industries Private Limited (doing business as "Powerband") for $9.9 million. The Company held the option under a shareholders agreement with the minority shareholders of Powerband, in which the Company acquired a 74% stake on September 16, 2016. The Company now owns all of the issued and outstanding common shares of Powerband. The Company had already transitioned all management responsibilities to a Company-appointed senior management team, so this transaction has not had any impact on day-to-day operations. In addition, the Company has continued to progress, on time and on budget, towards the completion of the Powerband Investment Project (1) which is anticipated in the first half of 2019 with expected total project expenditures of between $18 to $20 million.

(1)	“Powerband Investment Project” refers the construction of a greenfield carton-sealing tape manufacturing facility in India.
Outlook

The Company's expectations for fiscal year 2019 are as follows:

•
Revenue in 2019 is expected to be between $1,180 and $1,220 million, excluding the impact of any merger and acquisitions activity that takes place in 2019, and any significant fluctuations in selling prices caused by unforeseen variations in raw material prices.

•
Adjusted EBITDA for 2019 is expected to be between $164 and $174 million. As in previous years, the Company expects adjusted EBITDA to be proportionately higher in the second, third and fourth quarters of the year relative to the first quarter due to the effects of normal seasonality. This estimate includes the expected impact of new accounting guidance for leases whereby operating lease rent expense will be classified as amortization of the right-of-use asset and interest expense on the related lease obligation, both of which are items excluded from the non-GAAP measure adjusted EBITDA, estimated to be between $6 and $7 million for the year ended December 31, 2019. For the year ended December 31, 2018, rent expense included in adjusted EBITDA was $4.6 million related to operating leases that will be accounted for as right-of-use assets as of January 1, 2019.

•	Total capital expenditures for 2019 are expected to be between $45 and $55 million.

•
Excluding the potential impact of changes in the mix of earnings between jurisdictions, the Company expects a 25% to 30% effective tax rate for 2019 and cash taxes paid in 2019 to be two thirds of the income tax expense in 2019, as a result of the anticipated changes in the tax treatment of intercompany debt.

Results of Operations
Revenue
Revenue for the year ended December 31, 2018 totalled $1,053.0 million, a $154.9 million or 17.2% increase from $898.1 million for the year ended December 31, 2017, primarily due to:

•	Additional revenue of $91.4 million from the Cantech, Polyair, and Airtrax acquisitions;

•	An increase in average selling price, including the impact of product mix, of approximately 5.3% or $47.6 million primarily due to:

•	price increases mainly to mitigate input cost increases in certain tape, film, and woven products; and

•	a favourable product mix variance in the Company’s tape and film product categories; and

•	An increase in sales volume of approximately 1.8% or $15.9 million primarily due to an increase in demand for certain woven, film, and tape products.
Revenue for the year ended December 31, 2017 totalled $898.1 million, an $89.3 million or 11.0% increase from $808.8 million for the year ended December 31, 2016, primarily due to:

•	Additional revenue of $49.9 million due to the Cantech and Powerband acquisitions; and

•
An increase in average selling price, including the impact of product mix, of approximately 4.6% or $37.1 million primarily due to a favourable product mix variance in the Company’s tape, woven, and film product categories.

Revenue for the fourth quarter of 2018 totalled $287.7 million, a $50.3 million or 21.2% increase from $237.4 million for the fourth quarter of 2017, primarily due to:
•Additional revenue of $37.0 million primarily due to the Polyair and Airtrax acquisitions;

•	An increase in average selling price, including the impact of product mix, of approximately 2.9% or $6.9 million primarily due to:

•	price increases mainly to mitigate input cost increases in certain tape and woven products; and

•	a favourable product mix variance in the Company’s film and tape product categories; and

•	An increase in sales volume of approximately 2.7% or $6.4 million primarily due to an increase in demand for certain woven, film, and tape products.
Gross Profit and Gross Margin
Gross profit totalled $218.9 million for the year ended December 31, 2018, a $17.5 million or 8.7% increase from $201.4 million for the year ended December 31, 2017. Gross margin was 20.8% in 2018 and 22.4% in 2017.

•
Gross profit increased primarily due to additional gross profit from the Cantech, Polyair, and Airtrax acquisitions, an increase in sales volume, a decrease in plant-related operating costs, and an increase in spread between selling prices and combined raw material and freight costs. These favourable items were partially offset by an increase in medical costs and the non-recurrence of Insurance Proceeds of $2.1 million recorded in 2017.

•
Gross margin decreased primarily due to the dilutive gross margins of the Cantech and Polyair acquisitions, an unfavourable product mix, and an increase in medical costs. These unfavourable items were partially offset by a decrease in certain plant-related operating costs.

Gross profit totalled $201.4 million for the year ended December 31, 2017, a $9.9 million or 5.2% increase from $191.5 million for the year ended December 31, 2016. Gross margin was 22.4% in 2017 and 23.7% in 2016.

•
Gross profit increased primarily due to the favourable impact of the Company’s manufacturing cost reduction programs, additional gross profit from the Cantech and Powerband acquisitions, and a favourable product mix variance. These favourable items were partially offset by a reduction in Insurance Proceeds from $12.6 million recorded in 2016 to $2.1 million recorded in 2017, certain manufacturing production inefficiencies occurring mainly in older facilities and stronger manufacturing capacity utilization in 2016.

•
Gross margin decreased primarily due to a reduction in Insurance Proceeds, certain manufacturing production inefficiencies occurring in 2017 mainly in older facilities and stronger manufacturing capacity utilization in 2016. These unfavourable items were partially offset by the favourable impact of the Company’s manufacturing cost reduction programs.

Gross profit totalled $56.6 million for the fourth quarter of 2018, a $2.6 million or 4.8% increase from $54.0 million for the fourth quarter of 2017. Gross margin was 19.7% in the fourth quarter of 2018 and 22.8% in the fourth quarter of 2017.

•
Gross profit increased primarily due to additional gross profit from the Polyair and Airtrax acquisitions, an increase in sales volume, and an increase in spread between selling prices and combined raw material and freight costs. These favourable items were partially offset by an unfavourable product mix.

•
Gross margin decreased primarily due to an unfavourable product mix and the dilutive gross margins of the Polyair and Airtrax acquisitions. These unfavourable items were partially offset by a decrease in certain plant-related operating costs.

Selling, General and Administrative Expenses
SG&A totalled $122.5 million for the year ended December 31, 2018, a $14.9 million or 13.8% increase from $107.6 million for the year ended December 31, 2017. The increase was primarily due to (i) additional SG&A from the Polyair, Cantech and Airtrax acquisitions, (ii) an increase in employee-related costs to support growth initiatives in the business and (iii) an increase in variable compensation, partially offset by a decrease in share-based compensation mainly driven by a decrease in the fair value of cash-settled awards.
SG&A totalled $107.6 million for the year ended December 31, 2017, a $5.0 million or 4.9% increase from $102.6 million for the year ended December 31, 2016. The increase was primarily due to additional SG&A from the Cantech and Powerband acquisitions and an increase in M&A Costs, partially offset by a decrease in share-based compensation primarily driven by a decrease in the fair value of cash-settled awards.
As a percentage of revenue, SG&A expenses represented 11.6%, 12.0% and 12.7% for 2018, 2017 and 2016, respectively.
SG&A for the fourth quarter of 2018 totalled $31.5 million, a $2.7 million or 7.8% decrease from $34.1 million for the fourth quarter of 2017. The decrease was primarily due to a decrease in share-based compensation mainly driven by a decrease in the fair value of cash-settled awards and a decrease in employee-related costs mainly related to discretionary employee benefit contributions, partially offset by additional SG&A from the Polyair acquisition.
The following table presents M&A Costs included in SG&A:

	Three months ended		Twelve months ended
	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017	December 31, 2016
	$	$	$	$
M&A Costs included in SG&A	2.2	1.9	7.5	5.8	2.4

Manufacturing Facility Closures, Restructuring and Other
Manufacturing facility closures, restructuring and other related charges totalled $7.1 million for the year ended December 31, 2018, a $5.7 million increase from $1.4 million for the year ended December 31, 2017. The increase was primarily due to non-cash impairments of property, plant and equipment and inventory as well as termination benefits and other labor related costs mainly related to the closure of the Johnson City, Tennessee manufacturing facility in 2018 as compared to charges incurred in 2017 discussed below.
Manufacturing facility closures, restructuring and other related charges totalled $1.4 million for the year ended December 31, 2017, a $1.0 million decrease from $2.4 million for the year ended December 31, 2016. The decrease was primarily due to a reduction in charges associated with the Fairless Hills, Pennsylvania manufacturing facility and the South Carolina Flood. These decreases were partially offset by the non-recurrence of the benefit from Insurance Proceeds received in 2016 and other small scale restructuring initiatives in 2017 associated with acquisition integration efforts, as well as charges related to product trials to support post-South Carolina Flood stencil production and other post-closure activities of the Columbia, South Carolina manufacturing facility. As part of its plan to realize operational synergies from the RJM Manufacturing LLC (d/b/a "TaraTape") acquisition completed in November 2015, the Company closed its Fairless Hills, Pennsylvania manufacturing facility and ceased production as of December 31, 2016. In the fourth quarter of 2017, the Company achieved a run rate of $4.0 million in annual synergies associated with the closure and integration of TaraTape.

Manufacturing facility closures, restructuring and other related charges totalled $1.6 million for the fourth quarter of 2018, a $1.1 million increase from $0.5 million fourth quarter of 2017. In the fourth quarter of 2018 charges were primarily due to non-cash impairments of property, plant and equipment related to the closure of the Johnson City, Tennessee manufacturing facility and in the fourth quarter of 2017 charges were mainly related to the South Carolina Flood and other small scale restructuring efforts.
Finance Costs (Income)
Finance costs for the year ended December 31, 2018 totalled $20.9 million, a $17.0 million increase from $3.8 million for the year ended December 31, 2017, primarily due to (i) an increase in interest expense resulting from higher average debt outstanding and higher average cost of debt, (ii) foreign exchange losses in 2018, compared to foreign exchange gains in 2017 (iii) the non-recurrence of the gain resulting from the Powerband non-controlling interest put options valuation remeasurement in 2017 (refer to Note 22 in the Company’s Financial Statements for more information regarding the options), and (iv) debt issue costs written off in the second quarter of 2018 as a result of refinancing and replacing the 2014 Revolving Credit Facility.
Finance costs for the year ended December 31, 2017 totalled $3.8 million, a $1.2 million decrease from $5.0 million for the year ended December 31, 2016, primarily due to an increase in foreign exchange gains and the Powerband non-controlling interest put options valuation remeasurement (refer to Note 22 in the Company’s Financial Statements for more information regarding the options). These favourable impacts were partially offset by an increase in interest expense as a result of higher average debt outstanding and higher average cost of debt.
Finance costs for the fourth quarter of 2018 totalled $9.6 million, an $11.7 million increase from finance income of $2.2 million for the fourth quarter of 2017, primarily due to (i) foreign exchange losses in the fourth quarter of 2018, compared to foreign exchange gains in the fourth quarter of 2017, (ii) an increase in interest expense resulting from higher average debt outstanding and higher average cost of debt, and (iii) the non-recurrence of the gain resulting from the Powerband non-controlling interest put options valuation remeasurement in 2017 (refer to Note 22 in the Company’s Financial Statements for more information regarding the options).
Income Taxes
The Company is subject to income taxation in multiple tax jurisdictions around the world. Accordingly, the Company’s effective tax rate fluctuates depending on the geographic source of its earnings. The Company’s effective tax rate is also impacted by tax planning strategies that the Company implements from time to time. Income tax expense is recognized in each interim period based on the best estimate of the weighted average annual income tax rate expected for the full financial year.
On December 22, 2017, the Tax Cuts and Jobs Act ("TCJA") was enacted into law in the US. The TCJA significantly changes the previously existing US tax laws and includes numerous provisions that have had an immediate effect on the Company’s business, and will affect certain aspects of the Company's business going forward. These changes include, but are not limited to, a reduction in the statutory corporate tax rate from 35% to 21%, an enhancement and extension through 2026 of bonus depreciation, limitations and eliminations of certain deductions, a one-time transition tax on deemed repatriation of deferred foreign income, and new tax regimes impacting how foreign-derived earnings and cross-border intercompany transactions may be subject to US tax. The Company recognized a net tax benefit of approximately $9.6 million in the fourth quarter of 2017 primarily due to the remeasurement of the US net deferred tax liability using the lower US corporate tax rate provided under the TCJA.
On September 12, 2018, the Company made an $11.3 million discretionary contribution to its US defined benefit pension plans. During the year ended December 31, 2018, the Company recognized a net federal tax benefit of approximately $1.3 million primarily due to the discretionary contribution deducted on the 2017 tax return at the higher 2017 US corporate tax rate, partially offset by the reversal of the related deferred tax asset recorded using the lower US corporate tax rate provided under the TCJA.
The table below reflects the calculation of the Company’s effective tax rate (in millions of US dollars):

	Three months ended December 31,		Year ended December 31,
	2018	2017	2018	2017	2016
	$	$	$	$	$
Income tax expense (benefit)	0.8	(2.5)	9.8	13.0	19.6
Earnings before income tax expense (benefit)	11.4	18.7	56.5	77.0	70.7
Effective tax rate	6.8%	(13.2)%	17.4%	16.9%	27.7%

The increase in the effective tax rate for the year ended December 31, 2018 compared to the same period in 2017 is primarily due to the non-recurrence of the TCJA net tax benefit in the fourth quarter of 2017, largely offset by the lower US corporate tax rate and the net tax benefit from the discretionary pension contribution.
The decrease in the effective tax rate for 2017 compared to 2016 is primarily due to the TCJA net tax benefit in the fourth quarter of 2017.
The increase in the effective tax rate for the three months ended December 31, 2018 compared to the same period in 2017 is primarily due to the non-recurrence of the TCJA net tax benefit in the fourth quarter of 2017, partially offset by the lower US corporate tax rate.
IPG Net Earnings
IPG Net Earnings totalled $46.8 million for the year ended December 31, 2018, a $17.5 million decrease from $64.2 million for the year ended December 31, 2017. The decrease was primarily due to (i) an increase in SG&A mainly due to additional SG&A from the Polyair, Cantech and Airtrax acquisitions, (ii) an increase in interest expense, (iii) foreign exchange losses in 2018, compared to foreign exchange gains in 2017 and (iv) an increase in manufacturing facility closures, restructuring and other related charges mainly related to non-cash impairment charges from the closure of the Johnson City, Tennessee manufacturing facility. These unfavourable impacts were partially offset by an increase in gross profit.
IPG Net Earnings totalled $64.2 million for the year ended December 31, 2017, a $13.1 million increase from $51.1 million for the year ended December 31, 2016. The increase was primarily due to an increase in gross profit and a decrease in income tax expense, partially offset by an increase in SG&A mainly due to additional SG&A from the Cantech and Powerband acquisitions.
IPG Net Earnings for the fourth quarter of 2018 totalled $10.6 million, a $10.7 million decrease from $21.3 million for the fourth quarter of 2017. The decrease was primarily due to (i) foreign exchange losses in the fourth quarter of 2018 compared to foreign exchange gains in the fourth quarter of 2017, (ii) an increase in interest expense and (iii) an increase in income tax expense. These unfavourable impacts were partially offset by a decrease in SG&A mainly due to the decrease in the fair value of cash-settled share-based compensation, and an increase in gross profit.
Non-GAAP Financial Measures
This MD&A contains certain non-GAAP financial measures as defined under applicable securities legislation, including adjusted net earnings (loss), adjusted earnings (loss) per share, EBITDA, adjusted EBITDA, secured leverage ratio, total leverage ratio and free cash flows (please see the "Adjusted Net Earnings (Loss) and Adjusted Net Earnings (Loss) Per Share" section below for a description and reconciliation of adjusted net earnings (loss) and adjusted earnings (loss) per share, “EBITDA, Adjusted EBITDA and Leverage Ratios” section below for a description and reconciliation of EBITDA, adjusted EBITDA, and a description of secured leverage ratio and total leverage ratio, and the “Cash Flows” section below for a description and reconciliation of free cash flows). In determining these measures, the Company excludes certain items which are otherwise included in determining the comparable GAAP financial measures. The Company believes such non-GAAP financial measures improve the period-to-period comparability of the Company’s results and provide investors with more insight into, and an additional tool to understand and assess, the performance of the Company's ongoing core business operations. As required by applicable securities legislation, the Company has provided definitions of those measures and reconciliations of those measures to the most directly comparable GAAP financial measures. Investors and other readers are encouraged to review the related GAAP financial measures and the reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures set forth below and should consider non-GAAP financial measures only as a supplement to, and not as a substitute for or as a superior measure to, measures of financial performance prepared in accordance with GAAP.

Adjusted Net Earnings (Loss) and Adjusted Earnings (Loss) Per Share
A reconciliation of the Company’s adjusted net earnings (loss), a non-GAAP financial measure, to IPG Net Earnings, the most directly comparable GAAP financial measure, is set out in the adjusted net earnings (loss) reconciliation table below. Adjusted net earnings (loss) should not be construed as IPG Net Earnings as determined by GAAP. The Company defines adjusted net earnings (loss) as IPG Net Earnings before (i) manufacturing facility closures, restructuring and other related charges (recoveries); (ii) advisory fees and other costs associated with mergers and acquisitions activity, including due diligence, integration and certain non-cash purchase price accounting adjustments ("M&A Costs"); (iii) share-based compensation expense (benefit); (iv) impairment of goodwill; (v) impairment (reversal of impairment) of long-lived assets and other assets; (vi) write-down on assets classified as held-for-sale; (vii) (gain) loss on disposal of property, plant, and equipment; (viii) other discrete items as shown in the table below; and (ix) the income tax effect of these items. The term “adjusted net earnings (loss)” does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted net earnings (loss) is not a measurement of financial performance under GAAP and should not be considered as an alternative to IPG Net Earnings as an indicator of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it believes that it permits investors to make a more meaningful comparison of the Company’s performance between periods presented by excluding certain non-cash expenses and non-recurring expenses. In addition, adjusted net earnings (loss) is used by management in evaluating the Company’s performance because it believes it provides an indicator of the Company’s performance that is often more meaningful than GAAP financial measures for the reasons stated in the previous sentence.
Adjusted earnings (loss) per share is also presented in the following table and is a non-GAAP financial measure. Adjusted earnings (loss) per share should not be construed as IPG Net Earnings per share as determined by GAAP. The Company defines adjusted earnings (loss) per share as adjusted net earnings (loss) divided by the weighted average number of common shares outstanding, both basic and diluted. The term “adjusted earnings (loss) per share” does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted earnings (loss) per share is not a measurement of financial performance under GAAP and should not be considered as an alternative to IPG Net Earnings per share as an indicator of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it believes that it permits investors to make a more meaningful comparison of the Company’s performance between periods presented by excluding certain non-cash expenses and non-recurring expenses. In addition, adjusted earnings (loss) per share is used by management in evaluating the Company’s performance because it believes it provides an indicator of the Company’s performance that is often more meaningful than GAAP financial measures for the reasons stated in the previous sentence.

Adjusted Net Earnings Reconciliation to IPG Net Earnings
(In millions of US dollars, except per share amounts and share numbers)
(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2018	2017	2018	2017	2016
	$	$	$	$	$
IPG Net Earnings	10.6	21.3	46.8	64.2	51.1
Manufacturing facility closures, restructuring and other related charges	1.6	0.5	7.1	1.4	2.4
M&A Costs	2.5	2.2	9.5	7.5	2.4
Share-based compensation expense	0.4	6.4	1.9	3.3	8.2
Impairment of long-lived assets and other assets	0.0	0.2	0.1	0.2	0.2
Loss on disposal of property, plant and equipment	0.0	0.0	0.2	0.3	0.1
Other item: Litigation Settlement	—	—	—	—	1.9
Income tax effect of these items	(0.9)	(3.1)	(3.3)	(3.5)	(4.8)
Other item: special income tax events (1)	—	(9.6)	—	(9.6)	—
Adjusted net earnings	14.2	17.9	62.2	63.7	61.6

IPG Net Earnings per share
Basic	0.18	0.36	0.79	1.09	0.87
Diluted	0.18	0.36	0.79	1.08	0.85

Adjusted earnings per share
Basic	0.24	0.30	1.06	1.08	1.05
Diluted	0.24	0.30	1.05	1.07	1.02

Weighted average number of common shares outstanding
Basic	58,831,432	58,831,518	58,815,526	59,072,119	58,727,751
Diluted	59,055,824	59,154,509	59,084,175	59,587,769	60,369,227

(1)
Represents the impact of the net tax benefit in the fourth quarter of 2017 resulting mainly from the remeasurement of the US net deferred tax liability using the lower US corporate tax rate provided under the TCJA.

Adjusted net earnings totalled $62.2 million for the year ended December 31, 2018, a $1.5 million or 2.3% decrease from $63.7 million for the year ended December 31, 2017, primarily due to (i) an increase in interest expense, (ii) foreign exchange losses in 2018, and (iii) an increase in SG&A mainly due to an increase in employee-related costs to support growth initiatives and variable compensation expense. These unfavourable impacts were partially offset by a decrease in income tax expense and an increase in gross profit.
Adjusted net earnings totalled $63.7 million for the year ended December 31, 2017, a $2.1 million or 3.0% increase from $61.6 million for the year ended December 31, 2016. The increase was primarily due to organic growth in gross profit, partially offset by an increase in SG&A mainly due to employee-related costs to support growth initiatives.
Adjusted net earnings totalled $14.2 million for the fourth quarter of 2018, a $3.7 million or 20.5% decrease from $17.9 million for the fourth quarter of 2017. The decrease was primarily due to foreign exchange losses in the fourth quarter of 2018 and an increase in interest expense, partially offset by a decrease in income tax expense.

EBITDA, Adjusted EBITDA and Leverage Ratios
A reconciliation of the Company’s EBITDA, a non-GAAP financial measure, to net earnings, the most directly comparable GAAP financial measure, is set out in the EBITDA reconciliation table below. EBITDA should not be construed as earnings before income taxes, net earnings or cash flows from operating activities as determined by GAAP. The Company defines EBITDA as net earnings before (i) interest and other finance costs (income); (ii) income tax expense (benefit); (iii) amortization of intangible assets; and (iv) depreciation of property, plant and equipment. The Company defines adjusted EBITDA as EBITDA before (i) manufacturing facility closures, restructuring and other related charges (recoveries); (ii) advisory fees and other costs associated with mergers and acquisitions activity, including due diligence, integration and certain non-cash purchase price accounting adjustments ("M&A Costs"); (iii) share-based compensation expense (benefit); (iv) impairment of goodwill; (v) impairment (reversal of impairment) of long-lived assets and other assets; (vi) write-down on assets classified as held-for-sale; (vii) (gain) loss on disposal of property, plant and equipment; and (viii) other discrete items as shown in the table below. The terms "EBITDA" and "adjusted EBITDA" do not have any standardized meanings prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. EBITDA and adjusted EBITDA are not measurements of financial performance under GAAP and should not be considered as alternatives to cash flows from operating activities or as alternatives to net earnings as indicators of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included these non-GAAP financial measures because it believes that they allow investors to make a more meaningful comparison between periods of the Company’s performance, underlying business trends and the Company’s ongoing operations. The Company further believes these measures may be useful in comparing its operating performance with the performance of other companies that may have different financing and capital structures, and tax rates. Adjusted EBITDA excludes costs that are not considered by management to be representative of the Company’s underlying core operating performance, including certain non-operating expenses, non-cash expenses and non-recurring expenses. In addition, EBITDA and adjusted EBITDA are used by management to set targets and are metrics that, among others, can be used by the Company’s Human Resources and Compensation Committee to establish performance bonus metrics and payout, and by the Company’s lenders and investors to evaluate the Company’s performance and ability to service its debt, finance capital expenditures and acquisitions, and provide for the payment of dividends to shareholders. The Company experiences normal business seasonality that typically results in adjusted EBITDA that is proportionately higher in the second, third and fourth quarters of the year relative to the first quarter.
The Company defines total leverage ratio as borrowings less cash divided by adjusted EBITDA and secured leverage ratio as secured borrowings less cash divided by adjusted EBITDA. Secured borrowings are defined as borrowings less Senior Unsecured Notes. The terms "total leverage ratio" and "secured leverage ratio" do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers with diversified sources of capital. Total leverage ratio and secured leverage ratio are not measurements of financial performance under GAAP and should not be considered as alternatives to any GAAP measure as an indicator of the Company’s liquidity level or any other measures of performance derived in accordance with GAAP. Total leverage ratio and secured leverage ratio are not presented as defined by applicable indentures and should not be considered as alternatives to the respective debt covenants described in the section below entitled "Liquidity and Borrowings." The Company has included these non-GAAP financial measures because it believes that they allow investors to make a meaningful comparison of the Company’s liquidity level and borrowing flexibility. In addition, total leverage ratio and secured leverage ratio are used by management in evaluating the Company’s performance because it believes that they allow management to monitor the Company's liquidity level and borrowing flexibility as well as evaluate its capacity to deploy capital to meet its strategic objectives.

EBITDA and Adjusted EBITDA Reconciliation to Net Earnings
(In millions of US dollars)
(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2018	2017	2018	2017	2016
	$	$	$	$	$
Net earnings	10.6	21.2	46.6	64.0	51.1
Interest and other finance costs (income)	9.6	(2.2)	20.9	3.8	5.0
Income tax expense (benefit)	0.8	(2.5)	9.8	13.0	19.6
Depreciation and amortization	13.1	9.9	44.8	36.1	31.0
EBITDA	34.0	26.4	122.2	117.0	106.7
Manufacturing facility closures, restructuring and other related charges	1.6	0.5	7.1	1.4	2.4
M&A Costs	2.5	2.2	9.5	7.5	2.4
Share-based compensation expense	0.4	6.4	1.9	3.3	8.2
Impairment of long-lived assets and other assets	0.0	0.2	0.1	0.2	0.2
Loss on disposal of property, plant and equipment	0.0	0.0	0.2	0.3	0.1
Other Item: Litigation Settlement	—	—	—	—	1.9
Adjusted EBITDA	38.5	35.7	140.9	129.6	122.0

Adjusted EBITDA totalled $140.9 million for the year ended December 31, 2018, an $11.3 million or 8.7% increase from $129.6 million for the year ended December 31, 2017, primarily due to adjusted EBITDA contributed by Polyair and Cantech and organic growth in gross profit. These favourable impacts were partially offset by an increase in SG&A and the non-recurrence of Insurance Proceeds of $2.1 million recorded in 2017.

Adjusted EBITDA totalled $129.6 million for the year ended December 31, 2017, a $7.6 million or 6.2% increase from $122.0 million for the year ended December 31, 2016. The increase was primarily due to organic growth in gross profit and adjusted EBITDA contributed by Cantech, partially offset by a $10.5 million reduction in Insurance Proceeds and an increase in SG&A mainly due to employee-related costs to support growth initiatives in the business.
Adjusted EBITDA totalled $38.5 million for the fourth quarter of 2018, a $2.8 million or 8% increase from $35.7 million for the fourth quarter of 2017, primarily due to adjusted EBITDA contributed by the Polyair Acquisition and a decrease in SG&A mainly due to a decrease in employee-related costs related to discretionary employee benefit contributions, partially offset by a decrease in gross profit.
Comprehensive Income Attributable to Company Shareholders ("IPG Comprehensive Income")
IPG Comprehensive Income is comprised of IPG Net Earnings and other comprehensive income (loss) attributable to Company shareholders. IPG Comprehensive Income totalled $40.8 million for the year ended December 31, 2018, a $28.9 million or 41.5% decrease from $69.8 million for the year ended December 31, 2017. The decrease was primarily due to (i) lower IPG Net Earnings in 2018, (ii) an increase in losses arising on hedging instruments designated as hedges of the net assets in foreign operations in 2018 and (iii) less of a favourable foreign exchange impact from cumulative translation adjustments ("CTA") in 2018 compared to 2017. These unfavourable impacts were partially offset by gains from the remeasurement of the defined benefit liability.
IPG Comprehensive Income totalled $69.8 million for the year ended December 31, 2017, a $17.4 million or 33.3% increase from $52.4 million for the year ended December 31, 2016. The increase was primarily due to higher IPG Net Earnings in 2017 as well as an increase in favourable CTA in 2017.
IPG Comprehensive Income totalled $9.2 million for the fourth quarter of 2018, a $10.4 million decrease from $19.6 million for the fourth quarter of 2017. The decrease was primarily due to (i) lower IPG Net Earnings in the fourth quarter of 2018, (ii) an increase in losses arising on hedging instruments designated as hedges of the net assets in foreign operations in the fourth quarter of 2018, and (iii) a decrease in the change in fair value of interest rate swap agreements designated as cash flow hedges. These unfavourable impacts were partially offset by favourable foreign exchange impacts from CTA in the fourth quarter of 2018 compared to unfavourable foreign exchange impacts from CTA in the fourth quarter of 2017 and gains from the remeasurement of the defined benefit liability in the fourth quarter of 2018.

Off-Balance Sheet Arrangements
Letters of Credit
The Company had standby letters of credit issued and outstanding as of December 31, 2018 that could result in payments by the Company up to an aggregate of $7.4 million upon the occurrence of certain events. All of the letters of credit have expiry dates in 2019.
Capital Commitments
The Company had commitments to suppliers to purchase machinery and equipment totalling approximately $16.3 million as of December 31, 2018. It is expected that such amounts will be paid out in the next twelve months. In the event of cancellation, the penalties that would apply may be equal to the purchase price depending on the timing of the cancellation.
Raw Material Commitments
The Company obtains certain raw materials from suppliers under consignment agreements. The suppliers retain ownership of raw materials until the earlier of when the materials are consumed in production or auto billings are triggered based upon maturity. The consignment agreements involve short-term commitments that typically mature within 30 to 60 days of inventory receipt and are typically renewed on an ongoing basis. The Company may be subject to fees in the event the Company requires storage in excess of 30 to 60 days. As of December 31, 2018, the Company had on hand $9.2 million of raw material owned by its suppliers.
The Company has entered into agreements with various raw material suppliers to purchase minimum quantities of certain raw materials at fixed rates through August 2020 totalling approximately $15.0 million as of December 31, 2018. The Company is also required by the agreements to pay any storage costs incurred by the applicable supplier in the event the Company delays shipment in excess of 30 days. In the event the Company defaults under the terms of an agreement, an arbitrator will determine fees and penalties due to the applicable supplier. Neither party will be liable for failure to perform for reasons of "force majeure" as defined in the agreements.
Utilities Commitments
The Company entered into a five-year electricity service contract for one of its manufacturing facilities on May 1, 2016, under which the Company has and expects to continue to reduce the overall cost of electricity consumed by the facility. In the event of early termination, the Company is required to pay for unrecovered power supply costs incurred by the supplier which are estimated to be approximately $5.8 million as of December 31, 2018 and would decline monthly based on actual service billings to date.
The Company entered into a ten-year electricity service contract for one of its manufacturing facilities on November 12, 2013. The service date of the contract commenced in August 2014. The Company is committed to monthly minimum usage requirements over the term of the contract. The Company was provided installation at no cost and is receiving economic development incentive credits and maintenance of the required energy infrastructure at the manufacturing facility as part of the contract. The credits are expected to reduce the overall cost of electricity consumed by the facility over the term of the contract. Effective August 1, 2015, the Company entered into an amendment lowering the minimum usage requirements over the term of the contract. In addition, a new monthly facility charge has been incurred by the Company over the term of the contract. The Company estimates that service billings will total approximately $9.5 million over the remaining term of the contract. Certain penalty clauses exist within the electricity service contract related to early cancellation after the service date of the contract. The costs related to early cancellation penalties include termination fees based on anticipated service billings over the term of the contract and capital expense recovery charges. While the Company does not expect to cancel the contract prior to the end of its term, the penalties that would apply to early cancellation could total as much as $3.9 million as of December 31, 2018. This amount declines annually until the expiration of the contract.
The Company has entered into agreements with various utility suppliers to fix certain energy costs, including natural gas, through December 2022 for minimum amounts of consumption at several of its manufacturing facilities. The Company estimates that utility billings will total approximately $6.4 million over the term of the contracts based on the contracted fixed terms and current market rate assumptions. The Company is also required by the agreements to pay any difference between the fixed price agreed to with the utility and the sales amount received by the utility for resale to a third party if the Company fails to meet the minimum consumption required by the agreements. In the event of early termination, the Company is required to pay the utility suppliers the difference between the contracted amount and the current market value of the energy, adjusted for present value, of any future agreed upon minimum usage. Neither party will be liable for failure to perform for reasons of "force majeure" as defined in the agreements.

The Company currently knows of no event, trend or uncertainty that may affect the availability or benefits of these arrangements now or in the future or that would trigger any such penalty described above. The Company maintains no other off-balance sheet arrangements.
Related Party Transactions
The Company’s key personnel include all members of the Board of Directors and five members of senior management in 2018. Key personnel remuneration includes short-term benefits including base and variable compensation, deferred compensation, director retainer and committee fees, post-employment benefits and share-based compensation. Total key personnel remuneration included in the statement of consolidated earnings totalled $5.9 million for the year ended December 31, 2018, a decrease of $0.1 million from $6.0 million for the year ended December 31, 2017.
Total key personnel remuneration included in the statement of consolidated earnings totalled $6.0 million for the year ended December 31, 2017, a decrease of $4.3 million from $10.3 million for the year ended December 31, 2016. The decrease was primarily due to a decrease in share-based compensation mainly driven by a decrease in fair value of cash-settled awards.
Working Capital
The Company experiences some business seasonality that results in the Company’s efforts to effectively manage its working capital resources. Typically, a larger investment in working capital is required in quarters during which accounts receivable increase due to a higher level of sales invoiced towards the end of the quarter and inventory builds in anticipation of higher future sales, both of which typically occur in the first, second and third quarters and unwind in the fourth quarter. Furthermore, certain liabilities are accrued for throughout the year and are paid only during the first quarter of the following year.
The Company uses Days Inventory to measure inventory performance. Days Inventory increased to 65 for the year ended December 31, 2018 from 61 for the year ended December 31, 2017. Days Inventory increased to 66 for the fourth quarter of 2018 from 65 in the fourth quarter of 2017. Inventories totalled $190.7 million as of December 31, 2018, a $43.9 million increase from $146.8 million as of December 31, 2017. The increase was primarily due to (i) additional inventory resulting from the Polyair, Maiweave and Airtrax acquisitions, (ii) an increase in production, including the utilization of completed capacity expansion projects and in preparation for the Johnson City, Tennessee manufacturing facility closure, and (iii) an increase in raw material costs and purchases. The calculations are shown in the following table:

	Three months ended		Year ended
	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017
Cost of sales (1)	$231.0	$183.4	$834.1	$696.7
Days in period	92	92	365	365
Cost of sales per day (1)	$2.5	$2.0	$2.3	$1.9
Average inventory (1)	$166.0	$129.1	$149.4	$115.9
Days inventory	66	65	65	61
Days inventory is calculated as follows:
Cost of sales ÷ Days in period = Cost of sales per day
(Beginning inventory + Ending inventory) ÷ 2 = Average inventory
Average inventory ÷ Cost of goods sold per day = Days inventory
For purposes of this calculation inventory excludes items considered parts and supplies.

(1)	In millions of US dollars
The Company uses Days Sales Outstanding (“DSO”) to measure trade receivables. DSO increased to 45 for the year ended December 31, 2018 from 43 for the year ended December 31, 2017. DSO was 41 in the fourth quarters of 2018 and 2017. Trade receivables totalled $129.3 million as of December 31, 2018, a $22.7 million increase from $106.6 million as of December 31, 2017. The increase was primarily due to an increase in the amount of revenue invoiced in the fourth quarter of 2018 as compared to the fourth quarter of 2017, including the impact of the Polyair, Maiweave, and Airtrax acquisitions.

The calculations are shown in the following table:

	Three months ended		Year ended
	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017
Revenue (1)	$287.7	$237.4	$1,053.0	$898.1
Days in period	92	92	365	365
Revenue per day (1)	$3.1	$2.6	$2.9	$2.5
Trade receivables (1)	$129.3	$106.6	$129.3	$106.6
DSO	41	41	45	43
DSO is calculated as follows:
Revenue ÷ Days in period = Revenue per day
Ending trade receivables ÷ Revenue per day = DSO

(1)	In millions of US dollars
Accounts payable and accrued liabilities totalled $154.8 million as of December 31, 2018, an increase of 50.0 million from $104.8 million as of December 31, 2017. The increase was primarily due to the timing of payments for inventory and SG&A and the impact of the Polyair, Maiweave, and Airtrax acquisitions.
Liquidity and Borrowings
Senior Unsecured Notes
On October 15, 2018, the Company completed the private placement of $250 million aggregate principal amount of Senior Unsecured Notes due October 15, 2026 with certain guarantors and Regions Bank, as Trustee. The Company incurred debt issue costs of $5.1 million which were capitalized and are being amortized using the straight-line method over the eight-year term. The Company used the net proceeds to partially repay borrowings under the 2018 Credit Facility and to pay related fees and expenses, as well as for general corporate purposes. The Senior Unsecured Notes bear interest at a rate of 7.00% per annum, payable semi-annually, in cash, in arrears on April 15 and October 15 of each year, beginning on April 15, 2019.
As of December 31, 2018, the Senior Unsecured Notes outstanding balance amounted to $250.0 million ($245.3 million, net of $4.7 million in unamortized debt issue costs).
2018 Credit Facility
On June 14, 2018, the Company refinanced and replaced the 2014 Revolving Credit Facility with the 2018 Credit Facility. On the same date, the 2014 Revolving Credit Facility's outstanding balance of $304.7 million was repaid in full resulting in satisfaction and discharge of the first priority lien.
The 2018 Credit Facility consists of the $400.0 million 2018 Revolving Credit Facility and the $200.0 million 2018 Term Loan. The 2018 Term Loan amortizes $65.0 million until March 2023 ($5.0 million in 2018, $10.0 million in 2019, $12.5 million in 2020, $15.0 million in 2021, $17.5 million in 2022, and $5.0 million in 2023), and the remaining balance of the 2018 Credit Facility is due upon maturity in June 2023. The 2018 Credit Facility also includes an incremental accordion feature of $200.0 million, which enables the Company to increase the limit of this facility (subject to the credit agreement's terms and lender approval) if needed. The 2018 Credit Facility matures on June 14, 2023 and bears an interest rate based, at the Company’s option, on the London Inter-bank Offered Rate ("LIBOR"), the Federal Funds Rate, or Bank of America’s prime rate, plus a spread varying between 25 and 250 basis points (250 basis points as of December 31, 2018) depending on the debt instrument's benchmark interest rate and the consolidated secured net leverage ratio.
The 2018 Credit Facility provides a more favourable covenant structure and increased flexibility to the Company as compared to the previous credit facility.

The 2018 Credit Facility has two financial covenants, a consolidated secured net leverage ratio not to be more than 3.50 to 1.00, with an allowable temporary increase to 4.00 to 1.00 for the quarter in which the Company consummates an acquisition with a price not less than $50 million and the following three quarters, and a consolidated interest coverage ratio not to be less than 3.00 to 1.00. The Company was in compliance with the consolidated secured net leverage ratio and consolidated interest coverage ratio, which were 1.42 and 7.17, respectively, as of December 31, 2018. In addition, the 2018 Credit Facility has certain non-financial covenants, such as covenants regarding indebtedness, investments, and asset dispositions. The Company was in compliance with all covenants as of and for the year ended December 31, 2018.
As of December 31, 2018, the 2018 Term Loan's outstanding principal balance amounted to $195.0 million and the 2018 Revolving Credit Facility’s outstanding principal balance amounted to $26.4 million, for a total gross outstanding principal balance under the 2018 Credit Facility of $221.4 million (net outstanding principal balance of $219.1 million, net of $2.3 million in unamortized debt issue costs). Standby letters of credit totalled $7.4 million resulting in total utilization under the 2018 Credit Facility of $228.8 million. Accordingly, the unused availability under the 2018 Credit Facility as of December 31, 2018 amounted to $366.2 million.
Other Borrowings
On February 6, 2018, Capstone entered into an Indian Rupee ("INR") 975.0 million ($15.0 million) credit facility ("2018 Capstone Credit Facility"). The 2018 Capstone Credit Facility consists of an INR 585.0 million ($9.0 million) term loan facility ("Capstone Term Loan Facility") with committed funding and INR 390.0 million ($6.0 million) working capital facility ("Capstone Working Capital Facility") with uncommitted funding. Borrowings under the 2018 Capstone Credit Facility mature in June 2023, are guaranteed by the Company, and are otherwise unsecured.
As of December 31, 2018, the 2018 Capstone Credit Facility credit limit was INR 975.0 million ($13.9 million), and the total gross outstanding balance was INR 530.4 million ($7.6 million). Including INR 44.5 million ($0.6 million) in standby letters of credit, total utilization under the 2018 Capstone Credit Facility amounted to INR 574.9 million ($8.2 million). Accordingly, as of December 31, 2018, the 2018 Capstone Credit Facility's unused availability was INR 400.1 million ($5.7 million), comprised of committed availability under the Capstone Term Loan Facility equalling INR 162.6 million ($2.3 million) and uncommitted availability under the Capstone Working Capital Facility amounting to INR 237.5 million ($3.4 million).
On July 4, 2018, Powerband entered into an INR 1,300.0 million ($19.0 million) credit facility (“2018 Powerband Credit Facility”). In December 2018, Powerband amended the 2018 Powerband Credit Facility to reallocate and increase its credit limit by INR 100 million ($1.4 million), bringing the total 2018 Powerband Credit Facility limit to INR 1,400.0 million ($19.3 million). The 2018 Powerband Credit Facility is guaranteed by the Company, and local assets (carrying amount of $30.2 million as of December 31, 2018) are required to be pledged. Powerband is prohibited from granting liens on its assets without the consent of the lender under the 2018 Powerband Credit Facility. Funding under the 2018 Powerband Credit Facility is not committed and could be withdrawn by the lender with 10 days' notice. Additionally, under the terms of the 2018 Powerband Credit Facility, Powerband's debt to net worth ratio (as defined by the credit agreement) must be maintained below 3.00. Powerband was in compliance with the debt to net worth ratio (2.07 as of December 31, 2018) as of and for the year ended December 31, 2018.
As of December 31, 2018, the 2018 Powerband Credit Facility credit limit was INR 1,400.0 million ($20.0 million) and the total gross outstanding balance was INR 1,147.9 million ($16.4 million). Net of INR 5.5 million ($0.1 million) unamortized debt issue costs, the 2018 Powerband Credit Facility outstanding balance was INR 1,142.4 million ($16.3 million). Including INR 30.2 million ($0.4 million) in standby letters of credit, total utilization under the 2018 Powerband Credit Facility amounted to INR 1,178.1 million ($16.8 million). Accordingly, unused availability under the 2018 Powerband Credit Facility as of December 31, 2018 amounted to INR 221.9 million ($3.2 million).
Liquidity
The Company relies upon cash flows from operations and borrowings to meet working capital requirements, as well as to fund capital expenditures, mergers & acquisitions, dividends, share repurchases, obligations under its other debt instruments, and other general corporate purposes.
The Company’s liquidity risk management processes attempt to (i) maintain a sufficient amount of cash, and (ii) ensure that the Company has financing sources for a sufficient authorized amount. The Company establishes budgets, cash estimates and cash management policies with a goal of ensuring it has the necessary funds to fulfill its obligations for the foreseeable future.
The Company believes it has sufficient cash on hand, and that it will generate sufficient funds from cash flows from operating activities, to meet its ongoing expected capital expenditures, working capital and discretionary dividend payment funding needs for at least the next twelve months. In addition, funds available under the 2018 Credit Facility may be used, as needed, to fund more significant strategic initiatives.
As of December 31, 2018, the Company had $18.7 million of cash and $375.1 million of loan availability (comprised of committed funding of $368.5 million and uncommitted funding of $6.6 million), yielding total cash and loan availability of $393.9 million compared to total cash and loan availability of $186.6 million as of December 31, 2017. The increase in cash and loan availability is primarily due to increased capacity under the 2018 Credit Facility and the issuance of the $250 million Senior Unsecured Notes in October, 2018.
Cash Flows
The Company’s net working capital on the balance sheets increased during 2018 and 2017 due to the effects of business acquisitions. However, working capital amounts acquired are not included in cash flows from operating activities under IFRS. As such, the discussions below regarding 2018 and 2017 working capital items appropriately exclude these effects.
Cash flows from operating activities decreased in the year ended December 31, 2018 by $1.3 million to $90.8 million from $92.1 million in the year ended December 31, 2017. Factors that decreased operating cash flows included an $11.3 million discretionary contribution to US defined benefit pension plans in 2018, plus year over year increases in working capital. The combination of accounts receivable, inventories, other current assets and accounts payable increased working capital by $27.4 million in 2018, compared to working capital increases of $18.2 million in 2017. These items were largely offset by an increase in gross profit and decreases in income taxes paid mainly as a result of the TCJA in 2018. Additional discussion on working capital changes is provided in the section entitled "Working Capital” above.
Cash flows from operating activities decreased in the year ended December 31, 2017 by $16.0 million to $92.1 million from $108.1 million in the year ended December 31, 2016, primarily due to cash flows from working capital items. Cash flows from working capital items decreased primarily due to (i) a decrease in accounts payable and accrued liabilities resulting from the timing of payments near the end of 2017 compared to the end of 2016 and the cash-settlement of share-based compensation awards in 2017, (ii) a greater increase in inventory mainly due to an increase in raw material costs in the fourth quarter of 2017 compared to the fourth quarter of 2016, and (iii) a decrease in provisions resulting primarily from settlements for restoration obligations and termination benefits associated with manufacturing facility closures in 2017.
Cash flows from operating activities increased in the fourth quarter of 2018 by $10.9 million to $70.2 million from $59.3 million in the fourth quarter of 2017 primarily due to a greater increase in accounts payable and accrued liabilities resulting from the timing of payments near the end of the fourth quarter of 2018 compared to 2017, partially offset by an increase in inventories as discussed in the section entitled "Working Capital" above.
Cash flows used for investing activities increased in the year ended December 31, 2018 by $90.4 million to $243.3 million from $152.9 million in the year ended December 31, 2017, primarily due to a greater investment in strategic acquisitions, consisting of Polyair and Maiweave in 2018 for a total of $165.8 million, compared to Cantech and the Capstone partnership in 2017 for a total of $67.0 million.
Cash flows used for investing activities increased in the year ended December 31, 2017 by $61.1 million to $152.9 million from $91.8 million in the year ended December 31, 2016, primarily due to higher capital expenditures as well as the Cantech Acquisition and Capstone partnership in 2017 for a total of $67.0 million, compared to the Powerband Acquisition in 2016 for $41.9 million.
Cash flows used for investing activities increased by $24.5 million to $40.1 million in the fourth quarter of 2018 from $15.5 million in the fourth quarter of 2017 primarily due to the Maiweave Acquisition.
Cash flows from financing activities increased in the year ended December 31, 2018 by $116.4 million to an inflow of $164.2 million from an inflow of $47.7 million in the year ended December 31, 2017 and increased by $31.3 million to an outflow of $23.9 million in the fourth quarter of 2018 from an outflow of $55.2 million in the fourth quarter of 2017. The change in both periods is primarily due to an increase in net borrowings, partially offset by the settlement of the Company's call options to acquire the outstanding 26% interest in Powerband in 2018 and an increase in debt issuance costs primarily associated with the Senior Unsecured Notes and the 2018 Credit Facility. The increase in borrowings was primarily to fund strategic and growth acquisitions and other working capital requirements.
Cash flows from financing activities increased in the year ended December 31, 2017 by $59.3 million to an inflow of $47.7 million from an outflow of $11.5 million in the year ended December 31, 2016, primarily due to an increase in net borrowings, partially offset by an increase in repurchases of common shares.

The Company is including free cash flows, a non-GAAP financial measure, because it is used by management and investors in evaluating the Company’s performance and liquidity. Free cash flows does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Free cash flows should not be interpreted to represent the total cash movement for the period as described in the Company's Financial Statements, or to represent residual cash flow available for discretionary purposes, as it excludes other mandatory expenditures such as debt service.
Free cash flows is defined by the Company as cash flows from operating activities less purchases of property, plant and equipment.
Free cash flows increased in the year ended December 31, 2018 by $8.2 million to $15.0 million from $6.8 million in the year ended December 31, 2017 primarily due to a decrease in capital expenditures.
Free cash flows decreased in the year ended December 31, 2017 by $51.3 million to $6.8 million from $58.2 million in the year ended December 31, 2016 due to an increase in capital expenditures and a decrease in cash flows from operating activities.
Free cash flows increased in the fourth quarter of 2018 by $6.7 million to $52.0 million from $45.3 million in the fourth quarter of 2017, primarily due to an increase in cash flows from operating activities, partially offset by an increase in capital expenditures.
A reconciliation of free cash flows to cash flows from operating activities, the most directly comparable GAAP financial measure, is set forth below.
Free Cash Flows Reconciliation to Cash Flows from Operating Activities
(In millions of US dollars)
(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2018	2017	2018	2017	2016
	$	$	$	$	$
Cash flows from operating activities	70.2	59.3	90.8	92.1	108.1
Less purchases of property, plant and equipment	(18.2)	(14.0)	(75.8)	(85.3)	(50.0)
Free cash flows	52.0	45.3	15.0	6.8	58.2
Capital Resources
Capital expenditures totalled $18.2 million and $75.8 million in the three months and year ended December 31, 2018, respectively, as funded by the Company's borrowings and cash flows from operating activities. Capital expenditures for the year ended December 31, 2018 were primarily for property, plant and equipment to support the greenfield manufacturing facilities in India as well as capacity expansion at the Midland, North Carolina manufacturing facility ("Midland Expansion Project") and various other growth initiatives and maintenance needs. All of the Company's strategic and growth initiatives are currently expected to yield an after-tax internal rate of return greater than 15%.
In February 2019, the Company successfully commissioned its second water-activated tape line at the Midland, North Carolina manufacturing facility. The second production line is operating as planned in terms of timeline and is in line with expected capital expenditures. This expansion doubles the water-activated tape production capacity at the facility and supports growth in the e-commerce industry. The Company completed construction of the Midland manufacturing facility in 2017 and commissioned the first production line in the third quarter of 2017 for total invested capital of approximately $48 million. The first production line is operating at capacity so the second production line provides new capacity for anticipated growth. Another major initiative completed in 2018 was the expansion of the Company's specialty tape product offering ("Specialty Tape Project"). In all of these projects, the Company achieved or surpassed the related timeline and budgeted project spending goals.
The Company made significant progress on the both the carton-sealing tape and woven greenfield manufacturing facilities in India where facility construction has been completed and equipment installation and product trials have begun. Both projects are proceeding on time and on budget.

Estimates of completion and future expenditure levels, as well as capital expenditures to date, for selected strategic and growth initiatives are summarized in the table below (in millions of US dollars):

	Year ended December 31,	Approximate amounts based on current estimates
	2018	2019	Total Project	Completion Date
	$	$	$
Ongoing Initiatives:
Capstone Greenfield Project (1) (2)	16.9	3-7	28-32	First half of 2019
Midland Expansion Project	8.0	1-2	14-16	Early 2019
Powerband Investment Project (1)	6.9	3-6	18-20	First half of 2019
Utah Shrink Film Project	4.8	1-2	9-10	Early 2019 (3)
Initiative Completed in 2018:
Specialty Tape Project	1.0	—	6.2

(1)	Subject to FX impact.

(2)	Excluding any government subsidies.

(3)	Extension from previous completion estimate of end of 2018 primarily due to a supplier installation delay.
Capital expenditures to support maintenance needs are approximately $20 million annually. This amount has increased from previous years mainly due to the business acquisitions made in 2018 and 2017. The Company regards maintenance needs as those expenditures required to keep its equipment and premises in acceptable working order. However, the Company plans for on-going annual capital investments in excess of maintenance needs in order to ensure that it is supporting efficiency and effectiveness in its operations to keep it competitive with its peers. This additional investment is generally expected to result in total annual capital expenditures (including maintenance needs) that range between $40 to $60 million excluding any larger-scale strategic projects.
The Company had commitments to suppliers to purchase machinery and equipment totalling approximately $16.3 million as of December 31, 2018, primarily to support the initiatives discussed above. It is expected that such amounts will be paid out in the next twelve months and will be funded by the Company's borrowings and cash flows from operating activities.
Contractual Obligations
The Company’s principal contractual obligations and commercial commitments as of December 31, 2018 are summarized in the following table (in millions of US dollars):

	Payments Due by Period (1)
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	$	$	$	$	$
Debt principal obligations (2)	501.4	12.9	30.6	207.0	250.8
Standby letters of credit (2)	7.4	7.4	—	—	—
Finance lease obligations (3)	6.2	1.6	1.5	3.1	—
Pensions, post-retirement and other long-term employee benefit plans (4)	3.7	3.7	—	—	—
Operating lease obligations	35.5	8.5	11.5	9.4	6.1
Equipment purchase commitments	16.3	16.3	—	—	—
Utilities contract obligations (5)	21.7	6.7	9.0	5.1	1.0
Raw material purchase commitments (6)	24.2	22.0	2.2	—	—
Other obligations (7)	6.5	2.3	2.4	—	1.8
Total	622.9	81.4	57.2	224.6	259.8

(1)
"Less than 1 year" represents those payments due in 2019, "1-3 years" represents those payments due in 2020 and 2021, "3-5 years" represents those payments due in 2022 and 2023, while "After 5 years" includes those payments due in later years.

(2)	Refer to the previous section entitled "Liquidity and Borrowings" and Note 13 in the Company’s Financial Statements for a complete discussion of borrowings.

(3)	The figures in the table above include interest expense included in minimum lease payments of $0.5 million.

(4)
Pension, post-retirement and other long-term employee benefit plans includes contributions associated with defined benefit and defined contribution plans. Defined benefit plan contributions represent the minimum required amount the Company expects to contribute in 2019, including benefit payments associated with the health & welfare and other post-retirement plans. Defined benefit plan contributions beyond 2019 are not determinable since the amount of any contributions is heavily dependent on the future economic environment and investment returns on pension plan assets. Volatility in the global financial markets could have an unfavourable impact on the Company’s future pension and other post-retirement benefits funding obligations as well as net periodic benefit cost.

Defined contribution plan contributions represent the obligation recorded as of December 31, 2018 to be paid in 2019. Certain defined contribution plan contributions beyond 2019 are not determinable since contribution to the plan is at the discretion of the Company.
Obligations under deferred compensation plans represent participant compensation deferrals and earnings and losses thereon. Amounts due to participants are payable based on participant elections. The amount and timing of a potential cash payment to settle these obligations is not determinable since the decision to settle is not within the Company’s control and, therefore, is not included in the table above. As of December 31, 2018, obligations under the deferred compensation plan totalled $2.6 million.
Refer to Note 18 in the Company’s Financial Statements for a complete discussion of pension, post-retirement and other long-term employee benefit plans.

(5)
Utilities contract obligations include agreements with various utility suppliers to fix certain energy costs, including natural gas and electricity, for minimum amounts of consumption at several of the Company’s manufacturing facilities, as discussed in the previous section entitled "Off-Balance Sheet Arrangements". The figures included in the table above are estimates of utility billings over the term of the contracts based on the contracted fixed terms and current market rate assumptions. The Company currently knows of no event, trend or uncertainty that may affect the availability or benefits of the agreements now or in the future.

(6)
Raw material purchase commitments include certain raw materials from suppliers under consignment agreements, as discussed in the previous section entitled "Off-Balance Sheet Arrangements". The figures included in the table above represent raw material inventory on hand or in transit, owned by the Company’s suppliers, that the Company expects to consume.

Raw material purchase commitments also include agreements with various raw material suppliers to purchase minimum quantities of certain raw materials at fixed rates, as discussed in the previous section entitled "Off-Balance Sheet Arrangements". The figures included in the table above do not include estimates for storage costs, fees or penalties. The Company currently knows of no event, trend or uncertainty that may affect the availability or benefits of these agreements now or in the future.

(7)
Other obligations include provisions for (i) environmental obligations primarily related to the Columbia, South Carolina manufacturing facility, (ii) restoration obligations associated with leased facilities, (iii) termination benefits primarily related to the Johnson City, Tennessee manufacturing facility closure and (iv) litigation provisions. Refer to Note 14 in the Company’s Financial Statements for a complete discussion of provisions and contingent liabilities.

The amount and timing of a potential cash payment to settle a deferred share unit ("DSU") is not determinable since the decision to settle is not within the Company’s control after the award vests and, therefore, is not included in the table above. As of December 31, 2018, the aggregate intrinsic value of outstanding vested DSUs was $2.4 million. Refer to the section below entitled "Capital Stock" for a discussion of share-based compensation plans.
Purchase orders outside the scope of the raw material purchase commitments as defined in this section are not included in the table above. The Company is not able to determine the aggregate amount of such purchase orders that represent contractual obligations, as these purchase orders typically represent authorizations to purchase rather than binding agreements. For the purposes of this table, contractual obligations for purchase of goods or services are defined as agreements that are enforceable and legally binding on the Company and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. The Company’s purchase orders are based on current demand expectations and are fulfilled by the Company’s vendors within short time horizons. The Company also enters into contracts for outsourced services; however, the obligations under these contracts are not significant and the contracts generally contain clauses allowing for cancellation without significant penalty.
Capital Stock and Dividends
Common Shares
As of December 31, 2018, there were 58,650,310 common shares of the Company outstanding.
Dividends
During the year ended December 31, 2018, cash dividends were paid as follows:

Declared Date	Paid date	Per common share amount	Shareholder record date	Common shares issued and outstanding	Aggregate payment
March 7, 2018	March 30, 2018	$0.14	March 20, 2018	58,807,410	$8.3
May 9, 2018	June 29, 2018	$0.14	June 15, 2018	58,817,410	$8.1
August 10, 2018	September 28, 2018	$0.14	September 14, 2018	58,817,410	$8.2
November 7, 2018	December 28, 2018	$0.14	December 14, 2018	58,867,410	$8.1

On March 12, 2019, the Board of Directors declared a dividend of $0.14 per common share payable on March 29, 2019 to shareholders of record at the close of business on March 22, 2019.
Since the dividend policy was reinstated in August 2012, the Company has paid $170.5 million in cumulative dividends, of which $32.8 million was paid in 2018.
The dividends paid in 2018 and payable in 2019 by the Company are "eligible dividends" as defined in subsection 89(1) of the Income Tax Act (Canada).
Share Repurchases
On July 23, 2018, the Company renewed the normal course issuer bid ("NCIB") under which it is permitted to repurchase for cancellation up to 4,000,000 common shares of the Company at prevailing market prices during the twelve-month period ending July 22, 2019. As of December 31, 2018 and March 12, 2019, 3,782,900 shares remained available for repurchase under the NCIB.
The Company's three previous NCIBs, which each allowed repurchases for cancellation of up to 4,000,000 common shares, expired on July 16, 2018, July 13, 2017 and July 9, 2016, respectively.
The table below summarizes the NCIB activity that occurred during the three months and year ended December 31:

	Three months ended December 31,				Year ended December 31,
	2018		2017		2018		2017
Common shares repurchased	217,100		71,800		217,100		487,300
Average price per common share including commissions	CDN$	16.02	CDN$	17.85	CDN$	16.02	CDN$	18.88
Total purchase price including commissions (1)		$2.6		$1.0		$2.6		$7.5

(1)	In millions of US dollars

Share-based Compensation
The Company's share-based compensation plans include: stock options, Stock Appreciation Rights ("SAR"), Performance Share Units ("PSU"), Restricted Share Units ("RSU") and Deferred Share Units ("DSU").
On March 7, 2018, the Board of Directors approved the addition of RSUs as an available cash-settled award type. An RSU, as defined by the Amended and Restated Performance and Restricted Share Unit Plan, is a right to receive a cash payment equal to the five trading days volume weighted average price ("VWAP") of a common share of the Company on the Toronto Stock Exchange ("TSX") upon completion of time-based vesting conditions. Grants of RSUs to employees of the Company are on a discretionary basis and subject to the Board of Directors’ approval. The fair value of RSUs is based on the five trading days VWAP of the Company’s common shares on the TSX at the end of each reporting period. The RSUs are expensed over the vesting period beginning from the date of grant through February 15th of the fourth calendar year following the date of grant, unless vesting is accelerated based on retirement eligibility, death or disability.
The table below summarizes share-based compensation activity that occurred during the following periods:

	Three months ended December 31,		Year ended December 31,
	2018	2017	2018		2017
Equity-settled
Stock options granted	—	—	242,918	(1)	—
Stock options exercised	50,000	—	67,500		226,875
Cash proceeds (in millions of US dollars)	$0.5	—	$0.6		$1.5
Cash-settled
DSUs granted	26,031	—	69,234		48,179
DSUs settled	—	—	37,668		—
PSUs granted	—	—	284,571		358,386
PSUs (cancelled)/added by performance factor (2)	—	—	(2,125)		69,600
PSUs settled (2)	—	—	335,465		208,800
PSUs forfeited/cancelled	—	—	16,053		—
RSUs granted	—	—	113,047		—
RSUs forfeited/cancelled	—	—	1,228		—
SARs exercised	—	—	147,500		13,250
Cash settlements (in millions of US dollars)	—	—	$7.9		$4.3
Share-based compensation expense (in millions of US dollars)	$0.4	$6.4	$1.9		$3.3

(1)	In accordance with the TSX rules, no further grants of stock options have been made under the Company's Executive Stock Option Plan ("ESOP") since June 4, 2018, the date on which the ESOP elapsed.

(2)
The table below provides further information regarding the PSUs settled included in the table above. The number of "Target Shares" reflects 100% of the PSUs granted and the number of PSUs settled reflects the performance adjustments to the Target Shares:

Grant Date	Date Settled	Target Shares	Performance	PSUs settled
June 11, 2014	June 22, 2017	139,200	150%	208,800
March 14, 2015	March 21, 2018	217,860	100%	217,860
May 14, 2015	May 22, 2018	115,480	100%	115,480
May 20, 2015	May 28, 2018	4,250	50%	2,125
As of December 31, 2018, $5.1 million was recorded in share-based compensation liabilities, current, and $4.1 million was recorded in share-based compensation liabilities, non-current.
The table below presents the share-based compensation expense recorded in earnings in SG&A by award type (in millions of US dollars):

	Three months ended December 31,		Year ended December 31,
	2018	2017	2018	2017
	$	$	$	$
Equity-settled	0.1	0.0	0.5	0.2
Cash-settled	0.2	6.3	1.4	3.1
Total	0.4	6.4	1.9	3.3
Pension and Other Post-Retirement Benefit Plans
On September 12, 2018, the Company made an $11.3 million discretionary contribution to its US defined benefit pension plans. These plans are near wholly funded on an accounting basis and as a result, the Company expects to reduce future contribution requirements and certain plan administration expenses.
The Company’s pension and other post-retirement benefit plans had an unfunded deficit of $14.9 million as of December 31, 2018 as compared to $29.3 million as of December 31, 2017. The decrease was primarily due to an increase in the fair value of plan assets resulting from the $11.3 million discretionary contribution, partially offset by unfavourable investment performance. In addition to the favourable change in plan assets, the net present value of the liability decreased mainly due to gains arising from changes in actuarial assumptions including an increase in the weighted average discount rate at year-end from 3.55% and 3.50% for US and Canadian plans, respectively, as of December 31, 2017 to 4.05% and 3.95% for US and Canadian plans, respectively, as of December 31, 2018.
Adverse market conditions could require the Company to make additional cash payments to fund the plans which could reduce cash available for other business needs; however, the Company expects to meet its minimum required pension benefit plan funding obligations for 2019. None of the defined benefit plan assets were invested in any of the Company’s own equity or financial instruments or in any property or other assets used by the Company.
Financial Risk, Objectives and Policies
Interest Rate Risk
The Company is exposed to a risk of change in cash flows due to the fluctuations in interest rates on its variable rate borrowings.
To minimize the potential long-term cost of floating rate borrowings, the Company entered into interest rate swap agreements. The interest rate swap agreements involve the exchange of periodic payments excluding the notional principal amount upon which the payments are based. If the underlying interest rate swap agreement is a qualifying cash flow hedge, these payments are recorded as an adjustment of interest expense on the hedged debt instruments and the related amount payable to or receivable from counterparties is included as an adjustment to accrued interest. Cash payments related to non-qualifying cash flow hedges are recorded as a reduction of the fair value of the corresponding interest rate swap agreement recognized in the balance sheet, which indirectly impacts the change in fair value recorded in earnings. The fair value of the derivative assets totalled $2.6 million as of December 31, 2018.
The terms of the interest rate swap agreements are as follows (in millions of US dollars, except as noted):

	Effective Date	Maturity	Notional amount	Settlement	Fixed interest rate paid
Qualifying cash flow hedges:			$		%
	June 8, 2017	June 20, 2022	40.0	Monthly	1.7900
	July 21, 2017	July 18, 2022	CDN 36.0 (1)	Monthly	1.6825
	August 20, 2018	August 18, 2023	60.0	Monthly	2.0450
Non-qualifying cash flow hedges:
	March 18, 2015	November 18, 2019	40.0	Monthly	1.6100

(1)	The notional amount will decrease by CDN$18.0 million on July 18, 2021 and 2022.

On August 20, 2018, an interest rate swap agreement with a notional amount of $60.0 million and fixed interest rate of 1.1970% matured and was settled in full.
Exchange Risk
The Company’s Financial Statements are expressed in US dollars while a portion of its business is conducted in other currencies. Changes in the exchange rates for such currencies into US dollars can increase or decrease revenues, operating profit, earnings and the carrying values of assets and liabilities.
The Company's risk strategy with respect to its foreign currency exposure is that the Financial Risk Management Committee (i) monitors the Company's exposures and cash flows, taking into account the large extent of naturally offsetting exposures, (ii) considers the Company's ability to adjust its selling prices due to foreign currency movements and other market conditions, and (iii) considers borrowing under available debt facilities in the most advantageous manner, after considering interest rates, foreign currency exposures, expected cash flows and other factors.
Hedge of net investment in foreign operations
A foreign currency exposure arises from Intertape Polymer Group Inc.'s (the “Parent Company”) net investment in its USD functional currency subsidiary, IPG (US) Holdings Inc. The risk arises from the fluctuations in the USD and CDN current exchange rate, which causes the amount of the net investment to vary.
In 2018, the Parent Company completed the private placement of its USD denominated Senior Unsecured Notes which resulted in additional equity investments in IPG (US) Holdings Inc. The Senior Unsecured Notes are being used to hedge the Company’s exposure to the USD foreign exchange risk on this investment. Gains or losses on the retranslation of this borrowing are transferred to other comprehensive income ("OCI") to offset any gains or losses on translation of the net investment in the subsidiary.
There is an economic relationship between the hedged item and the hedging instrument as the net investment creates a translation risk that will match the foreign exchange risk on the USD borrowing designated as the hedging instrument. Hedge ineffectiveness will arise when the amount of the investment in the foreign subsidiary becomes lower than the amount of the fixed rate borrowing and is recorded in finance costs in other expense (income), net.
The amount related to items designated as hedging instruments in the hedge of a net investment are as follows for the year ended December 31, 2018:

	Notional Amount	Carrying Amount	Change in value used for calculating hedge ineffectiveness	Change in value of hedging instrument recognized in OCI	Hedge ineffectiveness recognized in earnings	Foreign exchange impact recognized in CTA
	$	$	$	$	$
Senior Unsecured Notes denominated in USD	250.0	245.3	(10.9)	(9.4)	(1.5)	—

The amounts related to items designated as hedged items are as follows for the year ended December 31, 2018:

	Change in value used for calculating hedge ineffectiveness	Foreign currency translation reserve
	$	$
Net investment in IPG (US) Holdings, Inc.	9.4	(9.4)

Litigation
The Company is engaged from time-to-time in various legal proceedings and claims that have arisen in the ordinary course of business. The outcome of all of the proceedings and claims against the Company is subject to future resolution, including the uncertainties of litigation. Based on information currently known to the Company and after consultation with outside legal counsel, management believes that the probable ultimate resolution of any such proceedings and claims, individually or in the aggregate, will not have a material adverse effect on the financial condition of the Company, taken as a whole, and accordingly, no material amounts have been recorded as of December 31, 2018.
Critical Accounting Judgments, Estimates and Assumptions
The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Significant changes in the underlying assumptions could result in significant changes to these estimates. Consequently, management reviews these estimates on a regular basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Information about these significant judgments, assumptions and estimates that have the most significant effect on the recognition and measurement of assets, liabilities, income and expenses are summarized below:
Significant Management Judgments
Deferred income taxes
Deferred tax assets are recognized for unused tax losses and tax credits to the extent that it is probable that future taxable income will be available against which the losses can be utilized. These estimates are reviewed at every reporting date. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of the reversal of existing timing differences, future taxable income and future tax planning strategies. Refer to Note 5 of the Company’s Financial Statements for more information regarding income taxes.
Estimation Uncertainty
Impairments
At the end of each reporting period, the Company performs a test of impairment on assets subject to amortization if there are indicators of impairment. Goodwill allocated to CGUs and intangible assets with indefinite useful lives are tested annually. An impairment loss is recognized when the carrying value of an asset or CGU exceeds its recoverable amount, which in turn is the higher of its fair value less costs to sell and its value in use. The value in use is based on discounted estimated future cash flows. The cash flows are derived from the budget or forecasts for the estimated remaining useful lives of the CGUs and do not include restructuring activities that the Company is not yet committed to or significant future investments that will enhance the performance of the asset or CGU being tested. The value in use will vary depending on the discount rate applied to the discounted cash flows, the estimated future cash inflows, and the growth rate used for extrapolation purposes.
Refer to Note 12 of the Company’s Financial Statements for more information regarding impairment testing.
Pension, post-retirement and other long-term employee benefits
The cost of defined benefit pension plans and other post-retirement benefit plans and the present value of the related obligations are determined using actuarial valuations. The determination of benefits expense and related obligations requires assumptions such as the discount rate to measure obligations, expected mortality and the expected health care cost trend. Actual results will differ from estimated results, which are based on assumptions. Refer to Note 18 of the Company’s Financial Statements for more information regarding the assumptions related to the pension and other post-retirement benefit plans.
Uncertain tax positions
The Company is subject to taxation in numerous jurisdictions. There are many transactions and calculations during the course of business for which the ultimate tax determination is uncertain. The Company maintains provisions for uncertain tax positions that it believes appropriately reflect its risk. These provisions are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date, liabilities in excess of the Company’s provisions could result from audits by, or litigation with, the relevant taxing authorities. Refer to Note 5 of the Company’s Financial Statements for more information regarding income taxes.
Useful lives of depreciable assets
The Company depreciates property, plant and equipment over the estimated useful lives of the assets. In determining the estimated useful life of these assets, significant judgment is required. Judgment is required to determine whether events or circumstances warrant a revision to the remaining periods of depreciation and amortization. The Company considers expectations of the in-service period of these assets in determining these estimates. The Company assesses the estimated useful life of these assets at each reporting date. If the Company determines that the useful life of an asset is different from the original assessment, changes to depreciation and amortization will be applied prospectively. The estimates of cash flows used to assess the potential impairment of these assets are also subject to measurement uncertainty. Actual results may vary due to technical or commercial obsolescence, particularly with respect to information technology and manufacturing equipment.
Net realizable value of inventories and parts and supplies
Inventories and parts and supplies are measured at the lower of cost or net realizable value. In estimating net realizable values of inventories and parts and supplies, management takes into account the most reliable evidence available at the time the estimate is made.
Provisions for slow-moving and obsolete inventories are made based on the age and estimated net realizable value of inventories. The assessment of the provision involves management judgment and estimates associated with expected disposition of the inventory. Refer to Note 7 of the Company’s Financial Statements for information regarding inventories and write-downs of inventories.
Allowance for doubtful accounts and revenue adjustments
During each reporting period, the Company makes an assessment of whether trade accounts receivable are collectible from customers. Accordingly, management establishes an allowance for estimated losses arising from non-payment and other revenue adjustments. The Company’s allowance for expected credit loss reflects expected credit losses using a provision matrix model, supplemented by an allowance for individually impaired trade receivables. The provision matrix is based on the Company’s historic credit loss experience, adjusted for any change in risk of the trade receivable population based on credit monitoring indicators, and expectations of general economic conditions that might affect the collection of trade receivables. The provision matrix applies fixed provision rates depending on the number of days that a trade receivable is past due, with higher rates applied the longer a balance is past due. The Company also records reductions to revenue for estimated returns, claims, customer rebates, and other incentives. These incentives are recorded as a reduction to revenue at the time of the initial sale using the most-likely amount estimation method. The most-likely amount method is based on the single most likely outcome from a range of possible consideration outcomes. The range of possible outcomes are primarily derived from the following inputs: sales terms, historical experience, trend analysis, and projected market conditions in the various markets served. If future collections and trends differ from estimates, future earnings will be affected. Refer to Note 22 of the Company’s Financial Statements for more information regarding the allowance for doubtful accounts and the related credit risks.
Provisions
Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that the Company will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.
The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. When a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows, when the effect of the time value of money is material.
The Company's provisions include environmental and restoration obligations, termination benefits and other and litigation provisions. Refer to Note 14 of the Company’s Financial Statements for more information regarding provisions.

Share-based payments
The estimation of share-based payment fair value and expense requires the selection of an appropriate pricing model.
The model used by the Company for stock options and SAR awards is the Black-Scholes pricing model. The Black-Scholes model requires the Company to make significant judgments regarding the assumptions used within the model, the most significant of which are the expected volatility of the Company’s own common shares, the probable life of awards granted, the time of exercise, the risk-free interest rate commensurate with the term of the awards, and the expected dividend yield.
The model used by the Company for PSU awards subject to a market performance condition is the Monte Carlo simulation model. The Monte Carlo model requires the Company to make significant judgments regarding the assumptions used within the model, the most significant of which are the volatility of the Company’s own common shares as well as those of a peer group, the performance measurement period, and the risk-free interest rate commensurate with the term of the awards. For PSU awards subject to a non-market performance condition, management estimates the expected achievement of performance criteria using long range forecasting models.
Refer to Note 16 of the Company’s Financial Statements for more information regarding share-based payments.
Business acquisitions
Management uses various valuation techniques when determining the fair values of certain assets and liabilities acquired in a business combination. Refer to Note 17 of the Company’s Financial Statements for more information regarding business acquisitions.
New Standards adopted as of January 1, 2018
IFRS 15 – Revenue from Contracts with Customers replaces IAS 18 – Revenue, IAS 11 – Construction Contracts and some revenue related interpretations. IFRS 15 established a new control-based revenue recognition model, changed the basis for deciding when revenue is recognized at a point in time or over time, provided new and more detailed guidance on specific topics and expanded and improved disclosures about revenue. IFRS 15 is effective for annual reporting periods beginning on or after January 1, 2018 and the Company adopted it as of this date. Management chose the modified retrospective method of adoption, and as a result, the 2017 comparative period has not been restated to conform to the new IFRS 15 requirements. There was no material impact to the Company’s financial statements as a result of adopting IFRS 15. The Company's accounting policy with respect to revenue recognition and additional disclosure relative to IFRS 15 are explained in the accounting policies below.
The Company adopted IFRS 9 (2013) - Financial Instruments effective January 1, 2015. IFRS 9 (2014) - Financial Instruments differs in some regards from IFRS 9 (2013). IFRS 9 (2014) includes updated guidance on the classification and measurement of financial assets. The final standard also amended the impairment model by introducing a new expected credit loss model for calculating impairment. The mandatory effective date of IFRS 9 (2014) is for annual periods beginning on or after January 1, 2018 and must be applied retrospectively with some exceptions. The Company adopted IFRS 9 (2014) on January 1, 2018 and the new guidance resulted in enhancements to the Company's model that calculates the allowance for doubtful accounts on trade receivables for expected credit losses. There was no material impact to the Company’s financial statements as a result of adopting IFRS 9 (2014) and the 2017 comparative period has not been restated. The Company's accounting policy with respect to the allowance for doubtful accounts on trade receivables for expected credit losses are explained in the accounting policies below.
In the current year, the Company has applied a number of other amendments to IFRS Standards and Interpretations issued by the International Accounting Standards Board (IASB) that are effective for an annual period that begins on or after January 1, 2018. Their adoption has not had any material impact on the disclosures or on the amounts reported in these financial statements.
New Standards and Interpretations Issued but Not Yet Effective
As of the date of authorization of the Company’s Financial Statements, certain new standards, amendments and interpretations, and improvements to existing standards have been published by the IASB but are not yet effective and have not been adopted early by the Company. Management anticipates that all the relevant pronouncements will be adopted in the first reporting period following the date of application. Information on new standards, amendments and interpretations, and improvements to existing standards, which could potentially impact the Company’s Financial Statements, are detailed as follows:
IFRS 16 - Leases, which will replace IAS 17 - Leases, introduces a comprehensive model for the identification of lease arrangements and accounting treatments for both lessors and lessees, as well as new disclosure requirements. It will result in most leases being recognized on the balance sheet by lessees as lease liabilities with a corresponding right-of-use asset. IFRS 16 is effective for annual reporting periods beginning on or after January 1, 2019. The Company will adopt IFRS 16 effective January 1, 2019 (hereafter "the initial application date"). The Company is acting as a lessee for its leases. Management has performed a review of the new guidance as compared to the Company's current accounting policies, including a review of the various practical expedients and other elections available under the new guidance, an analysis of the Company's significant existing leases for treatment under the new guidance and an analysis estimating the potential impact on the financial statements. The Company is using the modified retrospective approach for transition and as a result, the Company's 2018 financial statements will not be restated. Accordingly, the Company will make use of the practical expedient available on transition to IFRS 16 not to reassess whether a contract is or contains a lease and the definition of a lease in accordance with IAS 17 and IFRIC 4 will continue to apply to those leases entered or modified before January 1, 2019. The Company will apply recognition exemptions across its complete portfolio of leased assets for short-term leases and leases of low value items. Furthermore, the Company will use certain relevant practical expedients available under the modified retrospective approach. Specifically, these include (i) applying a single discount rate to a portfolio of leases with reasonably similar characteristics, (ii) relying on the assessment of whether leases are onerous applying IAS 37 Provisions, Contingent Liabilities and Contingent Assets immediately before the date of initial application as an alternative to performing an impairment review, (iii) excluding leases for which the lease term ends within 12 months of the date of initial application, (iv) excluding initial direct costs from the measurement of the right-of-use asset at the date of initial application, and (v) using hindsight, such as in determining the lease term if the contract contains options to extend or terminate the lease.
The discount rates are based on market rates as of January 1, 2019 for a BB- rated industrial company issuing debt for maturities ranging from 3 months to 10 years. As of December 31, 2018, the Company has non-cancellable operating lease commitments of $35.5 million. Of these commitments, approximately $2.3 million relate to short-term and low value leases which will be recognized on a straight-line basis as expense in earnings. The adoption of this new guidance will result in changes to the balance sheet, including (i) the recognition of approximately $31.1 million in right-of-use assets included in property, plant and equipment, (ii) the recognition of approximately $31.5 million in lease liabilities included in borrowings, current and non-current, (iii) decrease of approximately $0.1 million in accounts payable and accrued liabilities and (iv) decrease of approximately $0.3 million in other liabilities.
Based on the Company's current portfolio of leases, management expects:

•
an increase in cash flows from operating activities and a decrease in cash flows from financing activities, as operating lease payments will be reclassified to financing cash flows as components of interest and lease obligations;

•
an insignificant change to net earnings and adjusted net earnings, but with reclassification of amounts between costs within operating profit and finance costs as operating lease costs are reclassified into amortization of the right-of-use asset and interest expense on the related lease obligation and

•
an increase in adjusted EBITDA, as operating lease rent expense will be classified as amortization of the right-of-use asset and interest expense on the related lease obligation, both of which are items excluded from the non-GAAP measure. For the year ended December 31, 2018, rent expense included in adjusted EBITDA was $4.6 million related to operating leases that will be accounted for as right-of-use assets as of January 1, 2019.

On March 29, 2018, the IASB issued its revised Conceptual Framework for Financial Reporting ("Conceptual Framework"). This replaces the previous version of the Conceptual Framework issued in 2010. The revised Conceptual Framework will be effective on January 1, 2020. Management is currently assessing but has not yet determined the impact of this new standard on the Company’s financial statements.
Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company’s financial statements.
Internal Control Over Financial Reporting
In accordance with the Canadian Securities Administrators National Instrument 52-109, "Certification of Disclosure in Issuers’ Annual and Interim Filings" ("NI 52-109"), the Company has filed interim certificates signed by the Chief Executive Officer ("CEO") and the CFO that, among other things, report on the design of disclosure controls and procedures and design of internal control over financial reporting. With regards to the annual certification requirements of NI 52-109, the Company relies on the statutory exemption contained in section 8.1 of NI 52-109, which allows it to file with the Canadian securities regulatory authorities the certificates required under the Sarbanes-Oxley Act of 2002 at the same time such certificates are required to be filed in the United States of America.

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and its compliance with GAAP (as derived in accordance with IFRS) in its consolidated financial statements. The CEO and CFO of the Company have evaluated whether there were changes to the Company’s internal control over financial reporting during the Company’s most recent interim period that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. As a result of the Polyair Acquisition on August 3, 2018, the internal control over financial reporting utilized by the Company prior to the acquisition became the internal control over financial reporting of Polyair, and the Company is currently in the process of evaluating and integrating Polyair's historical internal controls over financial reporting with the Company's. During the three months ended December 31, 2018, other than continuing changes to internal control processes resulting from the Polyair Acquisition, there have been no material changes to the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting. Management’s assessment of internal control over financial reporting as of December 31, 2018 did not include the Polyair Acquisition consummated during fiscal year 2018. Polyair is included in the Company’s Financial Statements and represents 18% of total assets as of December 31, 2018 and 5% of revenues for the year then ended. Subject to the foregoing, the CEO and CFO have concluded that the Company’s internal control over financial reporting as of December 31, 2018 was effective.
All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Because of its inherent limitation, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Additional Information
Additional information relating to the Company, including its Form 20-F filed in lieu of an Annual Information Form for 2017, is available on the Company’s website (www.itape.com) as well as under the Company’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Forward-Looking Statements
Certain statements and information included in this MD&A constitute "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (collectively, "forward-looking statements"), which are made in reliance upon the protections provided by such legislation for forward-looking statements. All statements other than statements of historical facts included in this MD&A, including statements regarding the Company’s industry and the Company’s outlook, prospects, plans, financial position, future transactions, acquisitions and partnerships, the expected financial performance and benefits of the Cantech, Polyair and Maiweave transactions, the expansion of operational synergies gained from the Cantech, Polyair and Maiweave acquisitions, the expected cost savings and synergies, including total annual synergies, annualized run-rate synergies and operational cost synergies, from the Cantech, Polyair and Maiweave acquisitions, partnerships, sales and financial results, inventory, income tax and effective tax rate, availability of funds and credit, expected credit spread, level of indebtedness, payment of dividends, share repurchases, capital and other significant expenditures, working capital requirements, pension plan contribution requirements and administration expenses, liquidity, selling prices, fluctuations in costs, the impacts of new accounting standards, contractual commitments, judgments, estimates, assumptions, litigation and business strategy, may constitute forward-looking statements. These forward-looking statements are based on current beliefs, assumptions, expectations, estimates, forecasts and projections made by the Company’s management. Words such as "may," "will," "should," "expect," "continue," "intend," "estimate," "anticipate," "plan," "foresee," "believe" or "seek" or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: business conditions and growth or declines in the Company’s industry, the Company’s customers’ industries and the general economy; tax and regulatory environments,the anticipated benefits from the Company’s manufacturing facility closures and other restructuring efforts; the anticipated benefits from the Company's greenfield projects and manufacturing facility expansions; the impact of selling prices; the impact of fluctuations in raw material prices and freight costs; the anticipated benefits from the Company’s acquisitions and partnerships; the Company's ability to integrate and realize synergies from acquisitions; the anticipated benefits from the Company’s capital expenditures; the quality of, and market reception for, the Company’s products; the Company’s anticipated business strategies; risks and costs inherent in litigation; the Company’s ability to maintain and improve product quality and customer service; anticipated trends in the Company’s business; anticipated cash flows from the Company’s operations; availability of funds under the Company’s 2018 Credit Facility; the flexibility to allocate capital after the Senior Unsecured Notes offering; changes to accounting rules and standards; and the Company’s ability to continue to control costs. The Company can give no assurance that these statements and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Readers are cautioned not to place undue reliance on any forward-looking statement. For additional information regarding some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements and other risks and uncertainties, and the assumptions underlying the forward-looking statements, you are encouraged to read "Item 3. Key Information - Risk Factors," "Item 5 Operating and Financial Review and Prospects (Management’s Discussion & Analysis)" and statements located elsewhere in the Company’s annual report on Form 20-F for the year ended December 31, 2017 and the other statements and factors contained in the Company’s filings with the Canadian securities regulators and the US Securities and Exchange Commission. Each of the forward-looking statements speaks only as of the date of this MD&A. The Company will not update these statements unless applicable securities laws require it to do so.